Exhibit 99.1

CERTAIN CONFIDENTIAL INFORMATION MARKED BY [***] HAS BEEN EXCLUDED

FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT

THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

BY AND BETWEEN

ORIONPLUS2

and

ANGHAMI INC.

November 21, 2023

transaction agreement

Article IV Representations and Warranties of Subscriber		49
4.01	Organization; Authority; Enforceability	49
4.02	Non-contravention	50
4.03	No Proceedings	50
4.04	Broker	51
4.05	Investment Representations	51
4.06	Source of Investment Funds; Sufficiency of Funds	51
4.07	Orion+ Contracts	52
4.08	No Other Representations or Warranties	52
Article V Covenants		53
5.01	Conduct of Business	53
5.02	Access to Information	56
5.03	Confidentiality	56
5.04	Publicity	56
5.05	Efforts to Consummate	57
5.06	Transaction Litigation	58
5.07	Nasdaq Listing of Additional Shares	58
5.08	Third-Party Consents	58
5.09	Further Assurances	58
5.10	Takeover Statutes	59
5.11	Bulk Transfer Laws	59
5.12	Notices of Certain Events	59
5.13	Resignations	59
5.14	Director Appointments	59
5.15	Wrong Pockets; Payments	60
5.16	Other Corporate Actions	60
5.17	Directors’ and Officers’ Exculpation	60
5.18	Warrant Agreements	61
Article VI Tax Matters		61
6.01	Transfer Taxes	61
Article VII Conditions to Closing		62
7.01	Conditions Precedent to the Obligations of the Parties	62
7.02	Conditions Precedent to the Obligations of Subscriber	62
7.03	Conditions Precedent to the Obligations of the Company	63
Article VIII Termination		64
8.01	Termination	64
8.02	Manner and Notice of Termination; Effect of Termination	65
Article IX Miscellaneous Provisions		66
9.01	Survival of Representations, Warranties, Covenants and Agreements	66
9.02	Amendments and Waivers	66
9.03	Assignment	66
9.04	No Third-Party Beneficiaries	66
9.05	Expenses	66
9.06	Notices	67
9.07	Entire Agreement	68
9.08	Severability	68
9.09	Specific Performance	68
9.10	Governing Law	69
9.11	Disputes; Arbitration	69
9.12	Waiver of Jury Trial	70
9.13	Counterpart Execution and Facsimile Delivery	70
9.14	Non-Recourse	70

TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of November 21, 2023, is entered into by and between Orionplus2, an exempted company incorporated in the Cayman Islands with incorporation number 404857 (“Subscriber”) and Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability, with registration No. 372207, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company”). Each of Subscriber and the Company are referred to herein individually as a “Party” and together as the “Parties”.

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Company desires to issue, allot, transfer, sell and deliver to Subscriber, and Subscriber desires to subscribe for, acquire and purchase from the Company, the number of shares of Company Common Stock specified in Schedule B (the “Company Consideration Shares”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Subscriber desires to transfer, convey, assign and deliver to the Company, and the Company desires to acquire and accept from Subscriber and its Affiliates, as applicable, the Orion+ Contracts in exchange for the issuance to Subscriber of the Company Consideration Shares;

WHEREAS, the Company Board has (a) determined that it is advisable and in the best interests of the Company and its shareholders to enter into this Agreement, the other Transaction Documents and consummate the Transactions upon the terms and subject to the conditions set forth herein and in the Transaction Documents, and (b) approved this Agreement and the other Transaction Documents and declared their advisability; and

WHEREAS, in consideration of Subscriber entering into this Agreement, Subscriber and the Company are entering into a Registration Rights Agreement which sets forth certain rights and obligations of Subscriber and the Company following the Closing.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements, covenants, representations, and warranties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

Article I

Definitions and Interpretation

1.01	Certain Defined Terms

As used herein, the following terms have the following meanings:

“ABC Laws” means (a) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; (b) the Bribery Act 2010; and (c) any other applicable anticorruption Laws of any jurisdiction in which the Company and its Subsidiaries is conducting business.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise. For the avoidance of doubt, prior to the consummation of the Closing, the Company and its Subsidiaries shall not be an Affiliate of Subscriber. Notwithstanding the foregoing, no Person other than Panther Media Group Limited and its direct and indirect Subsidiaries shall be deemed an Affiliate of Subscriber.

“AML Laws” means (a) the Proceeds of Crime Act 2002; (b) the Money Laundering Regulations 2007; (c) the Terrorism Act 2000; and (d) any other applicable anti-money laundering Laws of any jurisdiction in which the Company and its Subsidiaries is conducting business.

“Antitrust Law” means applicable anti-trust, competition protection, merger controls Laws, rules, or regulations from the relevant competent regulator in the Kingdom of Saudi Arabia, Kuwait, and Jordan.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the parties thereto on the Closing Date, substantially in the form attached as Exhibit A.

“Associate” means, with respect to any Person: (a) any corporation, partnership or other legal entity of which such Person is an officer or partner or is, directly or indirectly, through one or more intermediaries, the beneficial owner of twenty percent (20%) or more of any class or type of Equity Interests; and (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

“Business Day” means a day, other than a Saturday or Sunday or other day on which commercial banks are authorized or required by applicable Law to close in Dubai, United Arab Emirates or New York City, New York.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Board” means the Board of Directors of the Company.

“Company Data” means all data maintained by or on behalf of the Company or any of its Subsidiaries, whether or not in electronic form.

“Company Employee” means any individual employed by the Company or any of its Subsidiaries.

“Company Employee Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA whether or not subject to ERISA), and each other equity-based, retirement, profit sharing, bonus, incentive, severance, separation, change in control, retention, deferred compensation, employment, consulting, vacation, paid time off, medical, dental, life, disability or similar plan, program, policy, agreement or arrangements (whether written or unwritten, insured or self-insured) (i) that, as of the date of this Agreement or as of the Closing Date, is established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any of its Subsidiaries on behalf of any employee, director or other service provider of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which the Company or any of its Subsidiaries has any Liabilities; provided that any governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of an employee will not be considered a “Company Employee Benefit Plan.”

“Company Equity Plan” means the Anghami Inc. Long-Term Incentive Plan.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 3.01, Section 3.02(a)(i), Section 3.03, Section 3.05, Section 3.15, the second sentence of Section 3.22 and Section 3.29.

“Company IT Systems” means any Software (including the Company Software), hardware, network or systems owned or controlled by or on behalf of the Company or any of its Subsidiaries, including any server, workstation, router, hub, switch, data line, desktop application, server-based application, mobile application, cloud service hosted or provided by the Company or any of its Subsidiaries, mail server, firewall, database, source code or object code, in each case, whether owned, licensed or otherwise used by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any circumstance, occurrence, effect, change, event or development that (a) individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would or would reasonably be expected to prevent or have a material adverse effect on the ability of the Company to consummate the Transactions on or before the Termination Date; provided that, for purposes of clause (a) only, none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Company Material Adverse Effect: any circumstance, occurrence, effect, change, event or development to the extent resulting from or arising out of (i) changes that generally affect the industries in which the Company and its Subsidiaries conduct business, (ii) changes in the financial markets, credit markets, currency markets or capital markets, including (A) changes in interest rates or credit ratings, and (B) changes in exchange rates for the currencies of any country, (iii) changes in political conditions, armed conflicts, acts of war (whether or not declared), sabotage, cyberterrorism, terrorism or military actions, including any escalation or worsening of the foregoing or any threats thereof, (iv) changes after the date of this Agreement in applicable Law, IFRS or the enforcement or interpretation by any Governmental Authority thereof, (v) changes in the price or trading volume of the Company Common Stock or to the Company’s credit ratings, in each case in and of itself (it being understood that any underlying causes of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), (vi) failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying causes of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), (vii) natural or man-made disasters, force majeure events, domestic or foreign social protest or social unrest (whether or not violent), pandemics or epidemics, or national or international emergency (including any escalation or general worsening of any of the foregoing, including, in each case, the response of applicable Governmental Authorities), (viii) Transaction Litigation commenced after the date of this Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of this Agreement or from allegations of false or misleading public disclosure by the Company with respect to this Agreement, (ix) general conditions affecting any other national or regional economy or the global economy generally, including inflation or any changes in the rate of increase or decrease of inflation, (x) the compliance by the Company with the express terms of this Agreement (excluding compliance with Section 5.01, but including any circumstance, occurrence, effect, change, event or development to the extent resulting from or arising out of (1) any actions taken by the Company with the consent or waiver by Subscriber in accordance with Section 5.01 or (2) any breach by Subscriber of its obligation not to unreasonably withhold, delay or condition the provision of an approval under Section 5.01), or (xi) the execution, announcement or performance of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, Governmental Authorities or vendors (other than for purposes of the representations and warranties contained in Section 3.01 and Section 3.02 or the condition to Closing in Section 7.02(a)(i) as it relates to such representations and warranties), except, in each case of clauses (i), (ii), (iii), (iv), (vii) or (ix) immediately above, to the extent such circumstances, occurrences, effects, changes, events or developments have a disproportionate effect on the Company and its Subsidiaries relative to other Persons operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact of such circumstances, occurrences, effects, changes, events or developments may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Options” means any options to purchase shares of Company Common Stock, whether granted pursuant to the Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned or held by the Company or any of its Subsidiaries.

“Company Software” means the Software developed by or on behalf of the Company or any of its Subsidiaries, or otherwise owned or purported to be owned by the Company or any of its Subsidiaries.

“Confidentiality Agreement” means that certain mutual non-disclosure agreement, dated as of April 5, 2023, between Gulf and the Company.

“Contract” means any legally binding contract, agreement, lease, license indenture, note, bond, mortgage, instrument or other commitment or obligation, whether written or oral.

“Data Protection and Security Requirements” means (a) all Data Protection Laws, (b) provisions relating to Processing of Personal Information in all applicable Data Protection Contracts, and (c) all applicable Data Protection Policies.

“Data Protection Contracts” means all Contracts between any the Company and any Person that are applicable to the Processing of Personal Information.

“Data Protection Laws” means any Laws or Orders of any jurisdiction applicable to the Company and its Subsidiaries, as relevant, applicable to the Processing of Personal Information, including (to the extent applicable to the Company): (a) the Data Protection Act 1998 and all other applicable national Laws, regulations and secondary legislation implementing European Directive 95/46/EC; (b) the GDPR and all related national Laws, regulations and secondary legislation, including the Data Protection Act 2018; (c) the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426); (d) the Data Protection Act (As Revised) of the Cayman Islands; (e) any Laws or Orders applicable to wiretapping, eavesdropping or the like; (f) any Laws or Orders applicable to the Processing of biometric data; and (g) all other applicable national Laws, regulations and secondary legislation implementing European Directive 2002/58/EC, in each case as amended, replaced or updated from time to time and together with any subordinate or related legislation made under any of the foregoing.

“Data Protection Policies” means each privacy policy, notice or statement relating to the Processing of Personal Information published to a third party by or on behalf of the Company or any of its Subsidiaries.

“Encumbrance” means any security interests, liens, claims, pledges, restrictions on ownership, transfer or voting rights, licenses, charges, mortgages, hypothecation, trusts, rights to acquire, options or rights of pre-emption or first refusal, title retention, legal or equitable third-party rights or interest, including any assignment by way of security or trust arrangement for the purpose of providing security, encroachments, deeds of trust or deeds to secure debt, or other encumbrances of any nature whatsoever.

“Environmental Laws” means all Laws governing or relating to Environmental Matters.

“Environmental Matters” means any matters arising out of or relating to pollution (or cleanup thereof), protection of the environment or natural resources, endangered or threatened species, or the health and safety of the public or workers (to the extent related to exposure to Hazardous Materials), including any of the foregoing concerning or relating to the presence, use, exposure, generation, transport, treatment, storage, handling, release, remediation, migration, emission, or disposal of any Hazardous Material, and any Liability or Proceeding arising out of or relating to such Hazardous Material.

“Equity Interests” means, with respect to any Person, all of the shares or quotas of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Company or any of its Subsidiaries within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Exchange Act” means the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Liabilities” means any Liabilities of Subscriber and its Affiliates other than the Assumed Liabilities.

“Export Control Laws” means all applicable U.S. or non-U.S. export and re-export control and trade and economic sanctions Laws, including the U.S. Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the U.S. International Traffic in Arms Regulations and any applicable anti-boycott compliance regulations.

“Fraud” means, with respect to a Party, actual and intentional fraud under the Laws of the State of New York in the making of a representation or warranty expressly contained in Article III or Article IV by such Party or in any certificate delivered pursuant to this Agreement by or on behalf of any such Party and, for the avoidance of doubt, does not include merely making a negligent misrepresentation or negligent disclosure.

“Fully Diluted Outstanding Shares” means, as of any date, the total number of shares of Company Common Stock outstanding as of such date, determined on a fully diluted, as-if converted and as-if exercised basis and assuming the conversion of all shares of Company Common Stock issuable upon conversion of the SRMG Convertible Loan Note and the Additional SRMG Convertible Loan Note; provided that (i) any shares of Company Common Stock underlying an Underwater Company Warrant and (ii) any shares of Company Common Stock reserved for issuance under the Company Equity Plan but not subject to any outstanding option or other equity award (including restricted stock units), shall be disregarded for purposes of this definition.

“Governing Documents” means the charter, organizational and other documents by which any Person other than an individual establishes its legal existence or which govern its internal affairs, and shall include: (a) in respect of a corporation, its certificate or articles of incorporation or association and its bylaws; (b) in respect of a partnership, its certificate of partnership and its partnership agreement; (c) in respect of a limited liability company, its certificate of formation and operating or limited liability company agreement; and (d) in respect of an exempted company incorporated in the Cayman Islands, its memorandum of association and articles of association of the company.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, national, supra-national, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal or judicial or arbitral body or arbitrator), (d) multinational or supra-national organization exercising judicial, legislative or regulatory power, (e) self-regulatory organization, or (f) body exercising, or entitled to exercise, any administrative, executive, judicial, fiscal, legislative, police, regulatory or taxing power of any nature of any federal, state, local, municipal, foreign or other government, in each case, anywhere throughout the world.

“Gulf” means Gulf DTH FZ-LLC, a limited company incorporated in Dubai Development Authority under number 30933 and an indirect wholly owned Subsidiary of Subscriber.

“Hazardous Material” means any material, substance or waste that is defined, regulated or otherwise characterized as toxic, hazardous, radioactive, or as a contaminant, pollutant or words of similar meaning or effect under, or for which Liability or standards of conduct may be imposed pursuant to, any applicable Environmental Law, including any pesticides, petroleum products or petroleum byproducts, used or waste petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances, toxic mold and asbestos.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, consistently applied.

“Indebtedness” means, without duplication: all (a) indebtedness for borrowed money (including deposits or advances of any kind to such Person), (b) obligations for capitalized leases or to pay the deferred purchase price of property or services, including “earnout” payments (other than trade accounts payable in the ordinary course of business consistent with past practice) that would be required to appear as a liability on financial statements prepared in accordance with IFRS, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (e) any unpaid settlement, judgment or award amount in connection with any Proceeding, (f) all costs and expenses of the Company or any of its Subsidiaries to fulfill any obligation for which deferred subscription revenue (including gift cards), pre-paid subscription income, any unclaimed property and advanced deposits was recognized, (g) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, (h) amounts owed to any employee or former employee in connection with any severance obligations or unpaid bonuses, (i) any obligations for unfunded liabilities relating to any pension plan or similar arrangement, including retirement indemnities, termination indemnities and seniority premiums, (j) guarantees made by any the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (i), and (k) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (j).

“Intellectual Property” means any and all intellectual property or similar proprietary rights, subsisting now or in the future, in any jurisdiction throughout the world, including: (a) patents and patent applications, utility models and industrial designs, together with all assurances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof; (b) registered and unregistered trademarks and trademark applications, design rights, trade names and service marks, trade dress, corporate and business names, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations and renewals in connection therewith; (c) phone numbers, Internet domain names, websites and online accounts, usernames and social media handles; (d) all works of authorship, copyrightable works, copyrights and similar rights (including in Software) whether registered or unregistered, and all moral rights associated with any of the foregoing; (e) artists’ and performers’ rights, including rights of performance, publicity, attribution and integrity; (f) rights in inventions (whether or not patentable), invention disclosures, all improvements thereto; trade secrets, proprietary information, know-how and data and databases; and (g) all goodwill associated with any of the foregoing thereto.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” or similar terms used in this Agreement means the knowledge, after reasonable inquiry or investigation, of Elie Habib, Edgard Maroun and Sami Faloughi.

“Knowledge of the Subscriber” or similar terms used in this Agreement means the knowledge, after reasonable inquiry or investigation, of Joe Kawkabani.

“Laws” means all federal, state, local, municipal, foreign or other laws, statutes, legislation, proclamations, treaties, conventions, directives, ordinances, codes, rules, regulations, injunctions, judgments, edicts, decrees and Orders that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including common law.

“Leased Real Property” means all leasehold or subleasehold estates and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its Subsidiaries holds or occupies any Leased Real Property, including any related guarantees (along with all amendments, modifications and supplements thereto).

“Liability” means any liability, debt or obligation, whether known or unknown, absolute or contingent, accrued or unaccrued, fixed or variable, determined or determinable, liquidated or unliquidated, due or to become due.

“Nasdaq” means the Nasdaq Stock Market LLC.

“New Directors” means the Persons designated in writing by Subscriber to the Company no later than thirty (30) Business Days following the date of this Agreement.

“Open Source Software” means Software that is distributed or made available under “open source” or “free software” terms, including any software distributed or made available under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Software distributed or made available with any license term or condition that imposes or purports to impose a requirement or condition that a licensee grant a license or immunity under its Intellectual Property rights or that any of its Software or part thereof be: (a) disclosed, distributed or made available in source code form; (b) licensed for the purpose of making modifications or derivative works; or (c) redistributable at no or nominal charge.

“Order” shall mean any decree, order, writ, judgment, injunction, ruling, decision, decree, settlement, stipulation, determination or award of, entered by or with any Governmental Authority.

“Orion+” means the online digital streaming service known as “OSN+” directly owned and operated by Gulf and which allows users in the Middle East and North Africa to stream a range of movies, series, and made-for-television content over the internet to certain internet connected devices located in the Middle East and North Africa; provided that, notwithstanding the foregoing, “Orion+” shall not include the Orion TV.

“Orion+ Carriage Agreement” means the Orion+ Carriage Agreement to be executed by the parties thereto on the Closing Date, substantially in the form attached as Exhibit B, which form shall be further negotiated in good faith by Subscriber and the Company between the date hereof and the Closing Date.

“Orion+ Contracts” means (a) those third party Contracts with telecommunication carriers, in effect as of the Closing Date, set forth in Section 2.03(a)(i) of the Subscriber Disclosure Schedules, (b) all Contracts with direct subscribers, in effect as of the Closing Date, that pay for all their services through a third party that has a contractual relationship with Subscriber and are exclusively related to Orion+, (c) those third party Contracts with certain commercial parties, in effect as of the Closing Date, set forth in Section 2.03(a)(ii) of the Subscriber Disclosure Schedules, (d) a list of existing users, as of the date of this Agreement, exclusively related to Orion+, and (e) those third party Contracts with telecommunication carriers entered into by Subscriber or one of its Affiliates following the date of this Agreement to the extent they are related to Orion+ and that the Company confirms in writing (not to be unreasonably withheld, delayed or conditioned) to Subscriber no later than fifteen (15) Business Days prior to the Closing that such Contract shall be considered an Orion+ Contract for the purposes of this Agreement.

“Orion TV” means the television content delivery service known as “OSN TV” owned and operated by Gulf and its Affiliates in the Middle East and North Africa, which includes all of the following services, products, businesses and operations: (a) the provision of any services or products to individual subscribers paying to view, via a television set-top box with a satellite, cable or internet connection, (i) a branded channel content broadcast according to a predetermined schedule, (ii) reverse electronic and interactive programme guides, (iii) tethered on-demand content, and (iv) transactional video-on-demand content, (b) the marketing, aggregation or sale of various combinations of channels, content and apps to commercial third parties (including telecommunication carriers, hotels, and bulk acquirers), (c) the marketing, lease or sale of any hardware specific to delivering television content (including television set-top boxes and satellite dishes) directly or through commercial third parties to individual subscribers, and (d) the marketing or sale of advertising space on linear television channels and app-based content ancillary to linear television channels.

“Permits” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

“Permitted Encumbrance” means: (i) Encumbrances for Taxes, assessments and charges or levies of any Governmental Authority not yet delinquent or that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with IFRS; (ii) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising or incurred in the ordinary course relating to obligations as to which there is no default on the part of any Party or any of its Affiliates or the validity or amount of which is being contested in good faith by appropriate Proceeding and for which adequate reserves have been established in accordance with IFRS, (iii) pledges incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; and (iv) in respect of real property: (A) easements, licenses, covenants, rights of way and other similar restrictions; (B) any conditions which may be shown by survey or title report of any such real property; (C) zoning, building and other similar restrictions; and (D) environmental restrictions and regulations, in each case, that do not, individually or in the aggregate, interfere with the current use of or occupancy of the affected real property in any material respect.

“Person” means any individual, corporation, partnership, company, partnership (exempt, general or limited), limited liability company, association, trust, joint venture or other entity or organization or any Governmental Authority.

“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including (a) name, address, retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data, geolocation information, Internet Protocol (IP) addresses and (b) any other data or information considered “personal information,” “personally identifiable information,” “personal data,” or similar terms under applicable Data Protection Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Personal Property Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which any the Company holds any leased or licensed Personal Property, including any related guarantees (along with all amendments, modifications and supplements thereto).

“Proceeding” means any action, cause of action, bid protest, investigation, claim, hearing, lawsuit, arbitration, litigation, suit or other similar proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private), in each case, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Process or Processing” means any operation or set of operations which is performed on Personal Information or sets of Personal Information, whether or not by automated means, such as the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), monitoring, organization, structuring, storage, adaptation, alteration, combination, maintenance, processing, analysis, recording, distribution, transfer, transmission, retrieval, consultation, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding Personal Information (whether electronically or in any other form or medium).

“Public Warrants” means the Company Warrants issued by the Company to public investors and listed on Nasdaq Capital Market (or any of its successors).

“Registration Rights Agreement” means the Registration Rights Agreement to be executed by the Company and Subscriber on the Closing Date, substantially in the form attached as Exhibit D.

“Regulatory Approvals” means those items set forth on Schedule A.

“Related Party” means any Affiliate of the Company, any of the Company’s or its Affiliate’s officers, directors or managers (or similar authorized appointments with different names), or any of the Relatives or Associates of the foregoing.

“Relative” of a Person means such Person’s spouse or domestic partner, such Person’s parents, sisters, brothers, children or other members of such Person’s household and the spouses and domestic partners of the foregoing.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants or advisors (including attorneys, accountants, bankers and financial advisors).

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Syria, and the Crimea or separatist-controlled portions of the Luhansk or Donetsk regions of the Ukraine).

“Sanctioned Person” means any Person that is: (a) designated on the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control of the US Department of Treasury, listed on the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions, or included on any list of targeted persons, entities, groups or bodies issued by the UN, US, EU (or any member state of the EU), or UK; (b) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or, where relevant under applicable Sanctions, controlled by a Person or Persons described in clause (a); or (c) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws relating to economic or trade sanctions administered or enforced by the United Nations Security Council, the European Union, any other EU Guarantor State or any other relevant Governmental Authority.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Breach” means a data security breach or breach of Personal Information under applicable Laws.

“Security Incident” means any unauthorized access, use, disclosure, modification, destruction, or other breach of security of Personal Information or other Company Data, or interference with security or system operations of the Company IT Systems.

“Shared Contract” means any Orion+ Contract that inures to the benefit or burden of, or otherwise relate to, both (a) the Orion+ and (b) any other business of Subscriber or any of its Affiliates and that either (i) are in effect as of the date hereof or (ii) become effective between the date hereof and immediately prior to the Closing; provided, however, that any such Orion+ Contract that ceases to be effective prior to the Closing shall no longer constitute a Shared Contract.

“Shared Services Agreement” means the Shared Services Agreement to be executed by the parties thereto on the Closing Date, substantially in the form attached as Exhibit C, which form shall be further negotiated in good faith by Subscriber and the Company between the date hereof and the Closing Date.

“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.

“SRMG” means Saudi Research and Media Group, a public joint stock company incorporated in The Kingdom of Saudi Arabia.

“SRMG Convertible Loan Note” means the Senior Unsecured Convertible Note issued by the Company to SRMG dated August 16, 2023.

“SRMG Convertible Note Purchase Agreement” means the Convertible Note Purchase Agreement, dated August 16, 2023, entered into between the Company and SRMG.

“Standstill Agreement” means that certain Standstill Agreement, dated as of April 5, 2023, between Gulf and the Company.

“Sub-licensing Agreement” means the Sub-licensing Agreement to be executed by the parties thereto on the Closing Date, substantially in the form attached as Exhibit E.

“Subscriber Company Shares” means 2,000,000 shares of Company Common Stock.

“Subscriber Material Adverse Effect” means, with respect to Subscriber, any circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, would or would reasonably be expected to prevent or have a material adverse effect on the ability of Subscriber to consummate the Transactions on or before the Termination Date.

“Subsidiaries” means, with respect to a Party, any Person of which (a) such Party or any other Subsidiary of such Party is a managing member or general partner, (b) at least a majority of the securities or other Equity Interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries or (c) at least a majority of the Equity Interests is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries.

“Tax” means any United States federal, state or local, or any non-U.S., taxes or other charges, fees, levies or assessments imposed by a Governmental Authority that are in the nature of a tax, including income, franchise, profits, gross receipts, occupation, privilege, ad valorem, net worth, transfer, gains, value added, capital, license, severance, sales, use, real or personal property, payroll, wage, unemployment, workers’ compensation, withholding, employment, social security, Medicare, excise, stamp, recording, documentary, premium, windfall profits, environmental, capital stock, registration, customs duties, alternative, add-on minimum tax, estimated tax, or other tax of whatever kind (whether disputed or not), including any interest, penalty, and additions to tax imposed by the Governmental Authority.

“Tax Return” means any return, declaration, report, estimate, claim for refund, information return or statement (including estimated returns and withholding returns), filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Tax (including any schedules or attachments with thereto and any amendments thereof).

“Top Customer” means the ten (10) largest customers of the Company and its Subsidiaries (measured by dollar revenue received by the Company or its Subsidiaries for the twelve (12) months that ended on June 30, 2023).

“Top Vendor” means the ten (10) largest suppliers of products or services to the Company and its Subsidiaries (measured by dollar volume paid or payable by the Company or its Subsidiaries for the twelve (12) months that ended on June 30, 2023).

“Trademark License Agreement” means the Trademark License Agreement to be executed by the parties thereto on the Closing Date, substantially in the form attached as Exhibit G, which form shall be further negotiated in good faith by Subscriber and the Company between the date hereof and the Closing Date.

“Transaction Document” means the Registration Rights Agreement, the Assignment and Assumption Agreement, the Sub-licensing Agreement, the Shared Services Agreement, the Transition Services Agreement, the Trademark License Agreement and the Orion+ Carriage Agreement.

“Transactions” means the transactions contemplated by this Agreement.

“Transfer Taxes” means all United States, federal, state, local and non-U.S. transfer, excise, goods and services, sales, real or personal property, use, documentary transfer, recording, registration, value-added, stamp, conveyance, filing and all other similar Taxes with respect to the Transactions.

“Transition Services Agreement” means the Transition Services Agreement to be executed by the executed by the parties thereto on the Closing Date, substantially in the form attached as Exhibit F, which form shall be further negotiated in good faith by Subscriber and the Company between the date hereof and the Closing Date.

“Treasury Regulation” means a United States Treasury regulation promulgated under the Code.

“U.S.” means United States of America.

“Underwater Company Warrant” means any Company Warrant that is unexercised as of the Closing Date and has an exercise price per share of Company Common Stock subject to such Company Warrant equal to or greater than $10.

“Volume Weighted Average Price” or “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on Nasdaq during the period beginning at 9:30:01 a.m., New York time (or such other time as the trading market on which the Company Common Stock is then listed or quoted publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the trading market on which the Company Common Stock is then listed or quoted publicly announces is the official close of trading), as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time (or such other time as the trading market on which the Company Common Stock is then listed or quoted publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the trading market on which the Company Common Stock is then listed or quoted publicly announces is the official close of trading), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets LLC. If the Volume Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Volume Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and Subscriber.

“Willful Breach” means a material breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching Party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute or would reasonably be expected to cause or constitute a material breach of this Agreement.

1.02	Definitions

The following terms have the meanings set forth in the Sections set forth below:

Accounts Receivable	3.07(i)
Agreement	Preamble
Assumed Liabilities	2.03(c)
Bankruptcy and Equity Exceptions	3.01(c)
Capitalization Date	3.04(a)
Cash Contribution	2.01(b)
Closing	2.04
Closing Date	2.04
Company	Preamble
Company Common Stock	3.04(a)
Company Consideration	2.01(b)
Company Consideration Shares	Recitals
Company Disclosure Schedules	Article III
Company Parties	5.06
Company Permits	3.19(b)
Company Preference Stock	3.04(a)
Company SEC Documents	Article III
Company Securities	3.04(c)
Company Warrants	3.04(a)
Contracting Party	9.14
Dispute	9.11(a)
Dispute Notice	9.11(b)
Disqualification Event	3.26(b)
Excluded Assets	2.03(b)
Financial Statements	3.07(a)
Held Asset	5.15(a)(i)
ICC Rules	9.11(c)
Legal Restraints	7.01(a)(i)
Loan Agreement	2.02(a)(ii)(B)
Material Contracts	3.12(a)
New Contract	2.06(b)(i)(B)
Non-Recourse Party	9.14
Omitted Asset	5.15(a)(ii)
Parties	Preamble
Party	Preamble
Registered IP	3.13(b)
Relevant Period	3.23
Sarbanes-Oxley Act	3.06(a)
SEC Reports	3.06(a)
Sexual Misconduct Allegation	3.16(l)
Subscriber	Preamble
Subscriber Disclosure Schedules	Article IV
Termination Date	8.01(b)(i)
VAT	3.11(l)
Welfare Plan	3.17(f)

1.03	Interpretation

(a)	In this Agreement, unless expressly provided otherwise:

(i)	the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined;

(ii)	whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(iii)	the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(iv)	references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms thereof (provided, that this clause (iv) shall not limit any Party’s obligation to disclose all such amendments, modifications or supplements that are required to be disclosed pursuant to this Agreement);

(v)	references to any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, and to any rules or regulations promulgated thereunder;

(vi)	any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns;

(vii)	the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(viii)	all references herein to Articles, Sections, Exhibits, Schedules and Annexes shall be construed to refer to Articles, Sections of, Exhibits and Schedules and Annexes to, this Agreement;

(ix)	the headings, captions and table of contents for this Agreement are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement;

(x)	references in this Agreement to “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if;”

(xi)	the use of “or” is not exclusive unless expressly indicated otherwise;

(xii)	references to the words “day” and “days” refer to calendar day(s);

(xiii)	references to sums of money are expressed in the lawful currency of the United States of America, and “$”, “US$” and “Dollars” refer to U.S. Dollars; and

(xiv)	if any period referred to herein expires on a day which is not a Business Day, or any event or condition is required by the terms of this Agreement to occur or be fulfilled (including the making of any payment required hereunder) on a day which is not a Business Day, such period shall expire on or such event or condition shall not be required to occur or be fulfilled until, as the case may be, the next succeeding Business Day.

(b)	The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II

Subscription and Contribution; Closing

2.01	Subscription and Issuance of the Company Consideration Shares; Contribution of the Orion+ Contracts

(a)	Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall issue, allot, transfer, sell, assign and deliver to Subscriber (or, as applicable, to one Affiliate of Subscriber designated in writing by Subscriber no later than five (5) Business Days prior to the Closing), and Subscriber shall (or, as applicable, shall cause such Affiliate of Subscriber to) subscribe for and purchase, acquire and accept from the Company, the Company Consideration Shares, credited as fully paid and free and clear of all Encumbrances (other than restrictions under applicable securities Laws) and together with all rights attached thereto.

(b)	At the Closing, as payment in full of the entire aggregate purchase price for the Company Consideration Shares, Subscriber shall (and shall cause its Affiliates to) contribute, transfer, convey, assign and deliver, as applicable, to the Company (or, as applicable, to a Subsidiary of the Company designated in writing by the Company no later than thirty (30) days following the date of this Agreement): (i) an amount in cash equal to the applicable amount specified in Schedule B (the “Cash Contribution”); and (ii) the Orion+ Contracts in accordance with the terms of Section 2.03 (the Cash Contribution and the Orion+ Contracts together being the “Company Consideration”).

2.02	Good Faith Deposit

(a)	Subscriber shall pay, within five (5) Business Days after the date of this Agreement, to the Company an amount in cash equal to $5,000,000 (such amount, the “Deposit Amount”) by wire transfer of immediately available funds to the bank account specified in Schedule C. The Deposit Amount shall be disbursed or credited in accordance with the following provisions:

(i)	if the Closing occurs, then the Deposit Amount shall be credited and applied towards the Cash Contribution to be contributed and payable by Subscriber pursuant to Section 2.05(a)(i); or

(ii)	if this Agreement is terminated for any reason by either Party pursuant to Section 8.01, then:

(A)	in the event that all Regulatory Approvals have been obtained, remain in full force and effect and all statutory waiting periods (and any extensions thereof) have expired or been terminated, as applicable, by the date of such termination, the Company shall as promptly as practicable after such termination (and in no event later than three (3) Business Days after such termination) issue, allot, transfer, assign and deliver to Subscriber, and Subscriber shall subscribe for and acquire from the Company, the Subscriber Company Shares, credited as fully paid and free and clear of all Encumbrances (other than restrictions under applicable securities Laws) and together with all rights attached thereto; or

(B)	in the event that any of the Regulatory Approvals have not been obtained, do not remain in full force and effect or any statutory waiting periods (and any extensions thereof) have not expired or been terminated, as applicable, by the date of such termination, the Company and Subscriber shall (and shall cause to) enter into (1) a loan agreement as promptly as practicable after such termination (and in no event later than fifteen (15) Business Days after such termination) governing the terms on which the Deposit Amount shall be fully repaid by the Company to Subscriber and which shall include those terms set forth in Schedule D (the “Loan Agreement”), and (2) any further documents as may be required by applicable Laws or any of their Governing Documents in order to implement or give effect to the Loan Agreement and the transactions contemplated thereunder.

(b)	Notwithstanding anything in this Agreement to the contrary, if the Company seeks to prevent or delay the return of the Deposit Amount to Subscriber at such time and in such manner as the Deposit Amount is required to be repaid to Subscriber pursuant to the terms of this Section 2.02, Subscriber shall be entitled to specific performance pursuant to Section 9.09 and shall have the right to pursue any other remedies (including monetary damages) that may be available then or thereafter to Subscriber as a result of any actions of the Company. The Company shall not have any right to setoff or offset against the Deposit Amount pursuant to or in connection with this Agreement or any other Contract between the Parties.

2.03	Transferred Assets; Excluded Assets; Assumed Liabilities; Excluded Liabilities

(a)	Upon the terms and subject to the conditions set forth in this Agreement (including subject to Section 2.06), at the Closing, Subscriber shall (and shall cause its Affiliates to) transfer, convey, assign and deliver to the Company (or, as applicable, to a Subsidiary of the Company designated in writing by the Company no later than thirty (30) days following the date of this Agreement), and the Company (or, as applicable, to a Subsidiary of the Company) shall acquire and accept from Subscriber and its Affiliates, as applicable, free and clear of all Encumbrances, all of Subscriber’s and its Affiliates’ right, title and interest, as they exist as of the Closing, in and to the Orion+ Contracts (excluding in all cases the Excluded Assets).

(b)	Notwithstanding anything in Section 2.03(a) to the contrary, none of Subscriber or its Affiliates shall transfer, convey, assign or deliver, or cause to be transferred, conveyed, assigned or delivered, to the Company, and the Company shall not purchase, acquire or accept, and the Orion+ Contracts shall not include, Subscriber’s or any of its Affiliates’ right, title and interest in or to any rights, properties, goodwill or assets of Subscriber or any of its Affiliates not expressly included in the Orion+ Contracts (the “Excluded Assets”), including all rights, properties, goodwill and assets related to the Orion TV and all rights of Subscriber or any of its Affiliates under this Agreement and the Transaction Documents.

(c)	Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall assume and become obligated to timely pay, perform and discharge when due, any and all Liabilities of Subscriber and its Affiliates resulting from, arising out of or relating to the Orion+ Contracts following the Closing and the Liabilities set forth in Section 2.02(c) of the Subscriber Disclosure Schedules (collectively, the “Assumed Liabilities”).

(d)	Except as otherwise expressly provided in this Agreement or any Transaction Document, from and after the Closing, Subscriber and its Affiliates shall retain all of the Excluded Liabilities, and the Company shall not assume or have any responsibility for any of the Excluded Liabilities.

2.04	Closing

Subject to the terms and conditions of this Agreement, the consummation of the sale and purchase of the Company Consideration Shares and the Orion+ Contracts and the assumption of the Assumed Liabilities (all as contemplated herein, the “Closing”) shall take place remotely via electronic exchange of executed documents and other deliverables through electronic transmission in portable document format, commencing at 10:00 a.m. New York time on the fourteenth (14th) Business Day following the first day on which the last of the conditions to the obligations of the Parties set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions at Closing) are satisfied or (to the extent permitted by applicable Law) waived, or at such other place or at such other time or on such other date as the Parties may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

2.05	Deliveries at the Closing

At the Closing:

(a)	Subscriber shall deliver or cause to be delivered to the Company:

(i)	the Cash Contribution (minus the Deposit Amount) by means of a wire transfer of immediately available funds to the bank account designated by the Company to Subscriber in writing at least two (2) Business Days prior to the Closing Date;

(ii)	a duly executed counterpart of each of the Transaction Documents; and

(iii)	a duly executed counterpart of the certificate referred to in Section 7.03(a)(iii).

(b)	the Company shall deliver or cause to be delivered to Subscriber:

(i)	a certified copy of the register of members of the Company, updated to reflect the issuance to Subscriber (or its designee) of the Company Consideration Shares as contemplated by this Agreement, together with a share certificate or book-entry statement evidencing such Company Consideration Shares registered in the name of Subscriber (or its designee);

(ii)	a duly executed counterpart of each of the Transaction Documents; and

(iii)	a duly executed counterpart of the certificate referred to in Section 7.02(a)(iv).

2.06	Nonassignable Assets; Shared Contracts

(a)	Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, transfer or assign any Orion+ Contract or any claim or right or any benefit arising thereunder or resulting therefrom to the extent that an attempted sale, transfer or assignment to the Company of any Orion+ Contract: (a) is prohibited by applicable Law, or (b) without the consent of, or wavier by, a third Person, would constitute a breach or other contravention thereof, would make such sale, assignment or transfer ineffective, void or voidable, or would in any way adversely affect the rights of Subscriber, any of its Affiliates or the Company thereto or thereunder, unless and until such consent or waiver is obtained. If any such consent or waiver is not obtained prior to the Closing, or if an attempted assignment of a Orion+ Contract would be ineffective, void or voidable, or would in any way adversely affect the rights of Subscriber or any of its Affiliates or the Company, as the case may be, thereto or thereunder so that the Company would not in fact receive all such rights following the Closing, (i) the Closing shall proceed without the assignment or transfer of such Orion+ Contract and without any adjustment to the Subscriber Company Shares, the Company Consideration Shares or the Company Consideration on account thereof, and (ii) until the earliest of (1) such time as such third-party consent or waiver is obtained, and (2) the expiration of the term of such Contract in accordance with its current terms or the execution of a replacement Contract following the Closing by the Company or any of its Subsidiaries, (A) Subscriber and the Company shall reasonably cooperate to enter into (to the extent permitted under any relevant underlying Contract) a lawful and commercially reasonable arrangement (including sublicensing or subcontracting) designed to provide for the Company all the economic benefits under any such Orion+ Contract and all the burdens and perform all obligations associated with any such Orion+ Contract, (B) subject to the immediately foregoing clause (A), Subscriber shall hold all monies paid to Subscriber or any of its Affiliates, as applicable, thereunder on and after the Closing in trust for the account of the Company, (C) subject to the immediately foregoing clause (A), Subscriber shall remit such money to the Company as promptly as reasonably practicable, and (D) Subscriber and the Company shall use their reasonable best efforts to seek any such third-party consent or waiver. Once the applicable consent or waiver for the assignment of an Orion+ Contract has been obtained from any third party or of any Governmental Authority, Subscriber shall, and shall cause its applicable Affiliate to, transfer, deliver, convey and assign such Orion+ Contract to the Company at no additional cost to, and for no additional consideration from, the Company or any of its Subsidiaries.

(b)	Shared Contracts.

(i)	Prior to the Closing, Subscriber and the Company agree to mutually determine in good faith, with respect to each Shared Contract, whether to, and subject to such determination and Section 2.06(c), use commercially reasonable efforts to:

(A)	seek to assign to the Company at the Closing that portion of the Shared Contract relating exclusively to Orion+, so that the Company shall be entitled to the rights and benefits relating exclusively to Orion+ under such Shared Contract and shall assume the related portion of any Liabilities inuring to Orion+; or

(B)	seek for the Company to enter into a new Contract with the counterparty of such Shared Contract with respect to that portion of the Shared Contract relating exclusively to Orion+, to be effective as of the Closing Date, on terms that are substantially equivalent, as applied mutatis mutandis, in the aggregate to those contractual rights and obligations of Subscriber or its Affiliates, as applicable, under such Shared Contracts (each new Contract entered into by the Company, a “New Contract”).

(ii)	If, prior to the Closing, the Parties do not or are not able to, with respect to any Shared Contract, partially assign, split or separate (as applicable) any such Shared Contract in accordance with Section 2.06(b)(i), then, until the earliest of (1) such time as such New Contract is executed or such rights, benefits, burdens and Liabilities are so assigned, and (2) the expiration of the term of such Shared Contract in accordance with its current terms, (A) Subscriber and the Company shall reasonably cooperate to enter into (to the extent permitted under any relevant underlying Contract) a lawful and commercially reasonable arrangement (including sublicensing or subcontracting) designed to provide for the Company all the economic benefits under any such Orion+ Contract and all the burdens and perform all obligations associated with any such Orion+ Contract, (B) subject to the immediately foregoing clause (A), Subscriber shall hold all monies paid to Subscriber or any of its Affiliates, as applicable, thereunder on and after the Closing in trust for the account of the Company, (C) subject to the immediately foregoing clause (A), Subscriber shall remit such money to the Company as promptly as reasonably practicable, and (D) Subscriber and the Company shall continue to use commercially reasonable efforts to seek for the Company to enter into such a New Contract with such counterparty or to seek to assign such benefits and Liabilities under such Shared Contract, in each case, with respect to that portion of such Shared Contract relating exclusively to Orion+

(c)	Notwithstanding anything in this Agreement to the contrary, in no event shall Subscriber or any of its Affiliates (A) have any Liability with respect to or in connection with any New Contract or failure to obtain any New Contract, or (B) be required to (1) modify, relinquish, forbear or narrow any right, (2) pay any consideration, or grant any accommodation (financial or otherwise), to obtain any consent or waiver, (3) incur any out-of-pocket cost or expense to obtain any consent or waiver, all of which costs and expenses (if any) shall be borne exclusively by the Company, (4) renew any Contract once its term has expired (including to allow or permit any extensions pursuant to any automatic renewal of any Contract), (5) commence or participate in any Proceeding, or (6) agree to do any of the foregoing. The Parties agree that the obtaining of any consent or waiver by Subscriber or its Affiliates, as applicable, shall not be deemed to be conditions to the obligations of the Parties to consummate the Transactions.

2.07	Certain Adjustments

Notwithstanding the foregoing, if between the date of this Agreement and the Closing Date the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, share split, combination, consolidation, exchange or readjustment of shares, or any other similar event shall have occurred, then the Subscriber Company Shares and the Company Consideration Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to any such event.

Article III

Representations and Warranties of the Company

The Company hereby represents and warrants to Subscriber that the statements contained in this Article III are true and correct except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC and publicly available at least one Business Day prior to the date of this Agreement (the “Company SEC Documents”) (other than any disclosures contained in such Company SEC Documents (i) in any “risk factors” section, (ii) in any section related to forward-looking statements, or (iii) in other disclosure statements included therein that are cautionary, predictive or forward-looking in nature, in each case, except to the extent such disclosures were statements of historical fact at the time made); or (b) as set forth in the corresponding section of the disclosure schedules delivered by the Company to Subscriber on the date of this Agreement (it being understood that the disclosure of any information in a particular section of Article III of the Company Disclosure Schedules shall be deemed a disclosure of such information with respect to any other section or subsection of Article III to which the relevance of such information is reasonably apparent on its face and appropriately cross-referenced to any other applicable section or subsection of Article III) (the “Company Disclosure Schedules”):

3.01	Organization; Authority; Enforceability

(a)	The Company is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. The Company is qualified to do business and is in good standing in the jurisdictions in which the conduct of its business or locations of its assets or properties makes such qualification necessary, except where the failure to be so qualified to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. True, complete and correct copies of the Governing Documents of the Company as in effect on the date hereof have been made available by the Company to Subscriber or are included in the Company SEC Documents. The Governing Documents of the Company are in full force and effect and the Company is not in violation of any provision of its Governing Documents.

(b)	The Company has all necessary power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by the Company of this Agreement and each other Transaction Document to which it is or is required to be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions and the transactions contemplated thereunder have been duly authorized and approved by all necessary corporate action and no other corporate action on the part of the Company (including any governing body, shareholder or other equityholder of the Company) is necessary to authorize the execution and delivery by the Company of this Agreement and each other Transaction Document to which it is or is required to be a party, the performance by the Company of its obligations hereunder and thereunder or the consummation by the Company of the Transactions and the transactions contemplated thereunder.

(c)	This Agreement has been, and each other Transaction Document to which the Company is or is required to be a party will be when delivered, duly executed and delivered by the Company, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject in each case to (i) the effect of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (ii) as to enforceability, the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (clauses (i) and (ii) of this Section 3.01(c), the “Bankruptcy and Equity Exceptions”).

(d)	At a meeting duly called and held prior to the execution and delivery of this Agreement, the Company Board has, by the required vote of directors voting on the matter, duly adopted resolutions by which the Company Board (i) determined that it is advisable and in the best interests of the Company and its shareholders to enter into this Agreement and the other Transaction Documents and consummate the Transactions upon the terms and subject to the conditions set forth herein and in the Transaction Documents, (ii) approved this Agreement (including the issuance by the Company to Subscriber of the Subscriber Company Shares and the Company Consideration Shares) and the other Transaction Documents and declared their advisability, and (iii) approved the execution and delivery by the Company of this Agreement and each other Transaction Document to which it is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions and the transactions contemplated thereunder upon the terms and conditions set forth herein and in the Transaction Documents, and none of the aforesaid actions by the Company Board has been rescinded, withdrawn or modified in any way. Such resolutions of the Company Board is the only vote or consent of the Company required to authorize and approve this Agreement, the other Transaction Documents and the Transactions.

3.02	Non-contravention

(a)	The execution and delivery by the Company of this Agreement and each other Transaction Document to which it is or is required to be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions and the transactions contemplated thereunder do not and will not (i) violate, conflict with or result in the breach of any provision of the Governing Documents of the Company; (ii) assuming that all Regulatory Approvals have been obtained, contravene, conflict with or violate any Law or Order applicable to the Company or by which the Company or any of the assets or properties of the Company is bound or subject; or (iii) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract or Permit, except in the case of clauses (ii) and (iii) for any such breaches, defaults, rights or Encumbrances that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)	No consent, waiver, authorization, license or approval of or from, action by, or registration, declaration, notification or filing made to or with any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with: (i) execution and delivery by the Company of this Agreement and each other Transaction Document to which it is or is required to be a party; (ii) the performance by the Company of its obligations hereunder and thereunder; or (iii) the consummation of the Transactions by the Company, except for (A) the Regulatory Approvals, (B) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, or (C) as may be necessary as a result of any facts or circumstances relating solely to Subscriber or its Affiliates.

3.03	Company Shares

(a)	The Company Consideration Shares are duly authorized and, when issued in accordance with the terms of this Agreement at Closing, will be validly issued in accordance with all applicable Laws and the Company’s Governing Documents, fully paid and nonassessable and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and no personal Liability will attach to the ownership thereof. At Closing, the Company will issue, transfer, allot, assign and deliver to Subscriber good, valid and marketable title to the Company Consideration Shares, free and clear of any Encumbrances (other than restrictions under applicable securities Laws), and the Company Consideration Shares will have the rights and privileges set forth in the Registration Rights Agreement and the Company’s Governing Documents. Neither the Company nor anyone acting on its behalf has directly or indirectly offered any securities for sale to, or solicited any offer to buy any of the same from, any Person so as to bring the offer, sale, issuance and/or delivery of any of the Subscriber Company Shares or the Company Consideration Shares within the registration requirements of the Securities Act.

(b)	The Subscriber Company Shares are duly authorized and, when issued to Subscriber in accordance with the terms of this Agreement, will be validly issued in accordance with all applicable Laws and the Company’s Governing Documents, fully paid and nonassessable and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and no personal Liability will attach to the ownership thereof. When issued to Subscriber in accordance with the terms of this Agreement, the Company will issue, transfer, allot, assign and deliver to Subscriber good, valid and marketable title to the Subscriber Company Shares, free and clear of any Encumbrances (other than restrictions under applicable securities Laws), and the Subscriber Company Shares will have the rights and privileges set forth in the Registration Rights Agreement and have the rights and privileges set forth in the Company’s Governing Documents.

3.04	Company Capitalization

(a)	Equity Interests. The authorized share capital of the Company consists of (i) 2,150,000,000 common ordinary shares of the Company with a per share par value of US$0.0001 (the “Company Common Stock”); and (ii) 5,000,000 preference shares of the Company with a per share par value of US$0.0001 (the “Company Preference Stock”). As of 5:00 p.m., New York City time, on November 20, 2023 (such time and date, the “Capitalization Date”), (A) 27,654,641 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preference Stock were issued and outstanding; (C) no shares of Company Common Stock were held by the Company as treasury shares; and (D) 10,872,800 warrants to purchase shares of Company Common Stock (“Company Warrants” ) were issued and outstanding. All issued and outstanding shares of Company Common Stock are, and all such shares of Company Common Stock that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. None of the outstanding shares of Company Common Stock have been issued in violation of any United States federal or state securities Laws or any foreign securities Laws. The shares of Company Common Stock issuable upon exercise of the Company Warrants in accordance with their terms will be duly authorized, validly issued fully paid, nonassessable and free of any preemptive or similar rights. No Subsidiary of the Company owns any shares of capital stock or other Equity Interests of the Company.

(b)	Stock Reservation and Awards. As of the Capitalization Date, (i) 732,513 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Equity Plan, of which (A) no shares of Company Common Stock were issuable on exercise of outstanding Company Options, and (B) 241,846 shares of Company Common Stock were issuable upon vesting of outstanding restricted stock units; and (ii) 2,000,000 shares of Company Common Stock were reserved and available for issuance pursuant to the SRMG Convertible Loan Note. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Common Stock, Company Preference Stock, Company restricted stock units, Company Warrants or Company Options, other than the issuance of Company Common Stock pursuant to the vesting of Company restricted stock units or the exercise of Company Warrants, in each case outstanding as of the Capitalization Date and disclosed in Section 3.04(a) or Section 3.04(b) of the Company Disclosure Schedules. The Company has made available to Subscriber a true, correct and complete list, as of the Capitalization Date, of each outstanding Company restricted stock unit award, including for each Company restricted stock unit award (i) the name of the holder and (ii) the number of shares of Company Common Stock issuable upon vesting of such Company restricted stock unit . All Company restricted stock units were granted under the Company Equity Plan and in compliance with applicable Law, the terms of the Company Equity Plan and all requirements set forth in the applicable award agreement. True, correct and complete copies of the standard award agreement evidencing Company restricted stock units and each agreement evidencing a Company restricted stock unit that does not conform in all material respects (excluding vesting schedule) to the standard agreement have been made available to Subscriber.

(c)	Company Securities. Except as set forth in Section 3.04(a) and Section 3.04(b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other Equity Interests in, the Company other than those which have become outstanding after the Capitalization Date (which were reserved for issuance as of the Capitalization Date as set forth in Section 3.04(b)); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other Equity Interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or Equity Interests (in each case other than to the Company or a Subsidiary thereof); or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, Contract or commitment relating to any capital stock of, or other Equity Interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the securities referred to in any of clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(d)	Other Rights. There are no (i) shareholders’ agreements, voting trusts, proxies or similar Contracts or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to any shares of capital stock of, or other Equity Interest in, the Company or any of its Subsidiaries or any other Contract relating to the disposition, voting or dividends with respect to any shares of capital stock of, or other Equity Interest in, the Company or any of its Subsidiaries; or (ii) Contracts, obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other Equity Interest in, the Company or any of its Subsidiaries (including any Company Securities), (B) granting any preemptive rights, anti-dilutive rights, restrictions on transfer, registration rights or rights of first refusal or other similar rights or restrictions with respect to any shares of capital stock of, or other Equity Interest in, the Company or any of its Subsidiaries (including any Company Securities), (C) requiring the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or (D) obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interest in, the Company or any of its Subsidiaries (including any Company Securities). There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a shareholder rights plan in effect or outstanding bonds, debentures, notes or similar obligations which provide the holder thereof the right to vote with the holders of Company Common Stock on any matter.

3.05	Subsidiaries

(a)	Section 3.05(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Subsidiaries of the Company, together with the jurisdiction of organization of each Subsidiary of the Company and the percentage of the outstanding share capital or other Equity Interests of each Subsidiary of the Company owned by the Company and each other Subsidiary of the Company. Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, and (ii) has the necessary corporate power and authority to conduct its business as it is currently being conducted and to own, lease or operate its properties and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties or assets owned, operated or leased by it or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)	All issued and outstanding shares of capital stock or other Equity Interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, and all such shares of capital stock or other Equity Interests are owned beneficially and of record by the Company or a wholly owned Subsidiary of the Company, free and clear of all Encumbrances. The Company does not own, directly or indirectly, any capital stock or other Equity Interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other Equity Interest of, any Person other than the Subsidiaries of the Company. The Company has made available to Subscriber true, correct and complete copies of the Governing Documents for each of the Subsidiaries of the Company as in effect on the date of this Agreement. None of the Subsidiaries of the Company is in violation of its Governing Documents.

3.06	Company SEC Documents; SEC

(a)	The Company has timely filed or furnished, as applicable, all forms, reports, statements, certificates and documents (including all exhibits, amendments and supplements thereto) with the SEC that have been required to be filed or furnished by it since February 4, 2022, pursuant to applicable Laws (including the Exchange Act and Securities Act) (collectively, the “SEC Reports”). The SEC Reports (i) as of their respective filing or effective dates, as applicable, (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), complied, in each case, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, each as in effect on the date that such SEC Report was filed or became effective, and (ii) except to the extent amended or superseded by a subsequent filing made prior to the date hereof, did not, at the time they were filed or became effective, as applicable, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC investigations. There has been no material correspondence between the SEC, the Financial Industry Regulatory Authority, Inc. or any other similar Governmental Authority on the one hand, and the Company and its Subsidiaries, on the other hand, occurring since February 4, 2022 that is not available to the public on the SEC’s Electronic Data Gathering and Retrieval database. To the Knowledge of the Company, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Rule 144 of the Securities Act and the rules and regulations promulgated thereunder.

(b)	The Company Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on Nasdaq, and the Company has taken no action designed to (or which, to the Knowledge of the Company, is reasonably likely to) have the effect of, terminating the registration of the Company Common Stock under the Exchange Act or delisting the Company Common Stock from Nasdaq, nor has the Company received, as of the date hereof, any notification that the SEC or Nasdaq is contemplating terminating such registration or listing or that the Company is in violation of any continued listing requirement, and to the Knowledge of the Company it is currently in compliance with all listing requirements.

(c)	The Company is a foreign private issuer (as defined in Rule 3b-4 adopted under the Exchange Act).

3.07	Financial Statements

(a)	The consolidated financial statements (including any notes and schedules thereto) of the Company filed with or included in the SEC Reports (collectively, the “Financial Statements”) were prepared (or in the case of SEC Reports filed after the date of this Agreement, will be prepared) in accordance with IFRS applied on a consistent basis throughout the periods indicated therein (except as may be indicated in the notes thereto) and have been prepared in accordance with the requirements of the U.S. Public Company Accounting Oversight Board (PCAOB). The Financial Statements were derived from and reflect the books and records of the Company and its Subsidiaries as of the times and for the periods referred to therein. Each of the Financial Statements fairly presents (or in the case of consolidated financial statements (including any notes and schedules thereto) of the Company that are filed with or included in SEC Reports filed after the date of this Agreement will fairly present), in all material respects, the consolidated assets, liabilities, equity, cash flows and financial condition as of the respective dates thereof and the operating results of the Company and its Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and year-end adjustments as permitted by the applicable rules and regulations of the SEC, the effect of which would not reasonably be expected to be, individually or in the aggregate, material). There are no financial statements required to be filed in the SEC Reports which are not filed as required. Each of the independent auditors for the Company, is an independent public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and the American Institute of Certified Public Accountants and as required by the PCAOB. Except as described in the Company SEC Documents, there are no unconsolidated Subsidiaries or any “off-balance sheet” arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)	Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c)	The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

(d)	The Company has (i) designed and maintained disclosure controls and procedures (as defined in to Rule 13a-15(e) under the Exchange Act), to ensure that material information required to be disclosed by the Company, in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting, (iii) identified for the Company’s auditors any material weaknesses in internal controls over financial reporting, and (iv) remediated the deficiencies that contributed to any material weaknesses in the Company’s internal controls over financial reporting reported in the Company SEC Documents filed with the SEC prior to the date of this Agreement. The Company has provided to Subscriber true, complete and correct copies of any of the foregoing disclosures to the auditors or audit committee of the Company Board that have been made in writing from January 1, 2020 through the date of this Agreement, and will promptly provide to Subscriber true, complete and correct copies of any such disclosure that is made after the date of this Agreement.

(e)	The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and there were no material weaknesses or significant deficiencies identified in the Company’s management’s assessment of internal controls as of and for the year ended December 31, 2022 (nor has any such material weakness been identified since such date). Neither the Company nor any director, officer or employee of the Company nor, to the Knowledge of the Company, the Company’s independent auditors, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, except as disclosed in the SEC Reports, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.

(f)	Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or Representative of the Company or any of its Subsidiaries has made, received or otherwise obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or, to the Knowledge of the Company, former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(g)	Neither the Company nor any of its Subsidiaries has any Liabilities, other than Liabilities: (i) specifically reflected or reserved against in the consolidated financial statements of the Company (including the notes thereto) included in the Company SEC Documents; (ii) incurred since June 30, 2023 in the ordinary course of business consistent with past practice (none of which is a Liability resulting from breach or default of any Contract, breach of warranty or violation of any applicable Law); (iii) arising under this Agreement or incurred in connection with future performance obligations under existing Contracts (other than a breach or default of any such Contracts); or (iv) that do not exceed $500,000.

(h)	Section 3.07(h) of the Company Disclosure Schedules sets forth the outstanding principal amount of each category of Indebtedness as of the date of this Agreement. There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(i)	All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Company or any of its Subsidiaries (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to the Company or one of its Subsidiaries arising from its business. To the Knowledge of the Company, none of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts specifically reserved therefor on the Financial Statements.

3.08	Absence Of Certain Changes

(a)	Since December 31, 2022 through the date of this Agreement, (i) except for the negotiation, execution and delivery of this Agreement, the Company and its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice in all material respects and (ii) none of the Company or any of its Subsidiaries has taken any action or committed or agreed to take any action that would be prohibited under Section 5.01 if such action were taken on or after the date hereof without the consent of Subscriber.

(b)	Since December 31, 2022 through the date of this Agreement, there has been any circumstance, occurrence, effect, change, event or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.09	Real Property

(a)	Neither the Company nor any of its Subsidiaries owns any real property or is a party to any Contract or option to purchase any real property or material interest therein.

(b)	Section 3.09(b) of the Company Disclosure Schedules sets forth a true, correct and complete list with (i) the street address of each Leased Real Property, and (ii) a description of the related lease documents and other agreements and all amendments thereto, of all the Leased Real Property and of all Leases for such Leased Real Property. Except as would be material to the Company and its Subsidiaries, taken as a whole, with respect to each of the Leases: (i) none of the Company or any of its Subsidiaries has subleased, licensed or otherwise granted any right to use or occupy the Leased Real Property or any portion thereof, or otherwise granted or incurred any Encumbrance (other than a Permitted Encumbrance) with respect to its leasehold interest therein; (ii) such Lease in full force and effect and constitutes a legal, valid and binding agreement of the Company or its Subsidiaries, enforceable against the Company or its Subsidiaries in accordance with its terms, subject to the Bankruptcy and Equity Exceptions; (iii) the Company’s or its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Lease, to the extent applicable, has not been disturbed; (iv) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to such Lease is in breach or default under such Lease, and to the Knowledge of the Company, no event has occurred or circumstance exists that, if not remedied, with or without notice or the passage of time or both, would result in a default or constitute an event of default under such Lease, and none of the Company or any of its Subsidiaries has received or given any notice of any such breach or default; and (v) no party to any such Lease has exercised any termination rights with respect thereto. The Company has made available to Subscriber true, correct and complete copies of all Leases for the Leased Real Properties.

(c)	The Leased Real Property identified in Section 3.09(b) of the Company Disclosure Schedules comprises all of the real property used, occupied or currently held for use in the business of the Company and its Subsidiaries. The rental payment amount set forth in each Lease provided to Company for the Leased Real Property is the actual rental payment amount being paid, and there are no separate agreements or understandings with respect to the same.

(d)	Neither the Company nor any of its Subsidiaries has received any written notice that remains outstanding that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Encumbrance or Law or Order other than Permitted Encumbrances or (ii) are in violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property, in each case, except where such prohibitions or violations would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.10	Personal Property

All material Personal Property which is currently owned, used or leased by the Company or any of its Subsidiaries is in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and is suitable for its intended use in the business of the Company or its Subsidiaries. The operation of the Company’s or its Subsidiaries’ businesses as it is currently conducted is not dependent upon the right to use the Personal Property of Persons other than the Company or its Subsidiaries, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, the Company or one of its Subsidiaries. The Company has made available to Subscriber a true, correct and complete copy of each of material Personal Property Lease. The Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, subject to the Bankruptcy and Equity Exceptions. To the Knowledge of the Company, no event or circumstance has occurred which (with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of the Company or any of its Subsidiaries or any other party under any of the Personal Property Leases, and none of the Company or any of its Subsidiaries has received notice of any such condition.

3.11	Tax Matters

(a)	Each of the Company and its Subsidiaries has timely filed, or caused to be timely filed (taking into account any valid extension of time to file granted or obtained), all material Tax Returns required to be filed by it, and such Tax Returns are true, accurate and complete in all material respects.

(b)	All material Taxes for which each of the Company and its Subsidiaries has been liable to account (whether or not shown on any Tax Return), have been duly paid (insofar as such Taxes ought to have been paid) or are being contested in good faith and for which reserves have been established in accordance with IFRS.

(c)	No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing by a Governmental Authority against any of the Company or any of its Subsidiaries, which is currently outstanding, and no written requests for waivers of the time to assess any such Taxes are pending.

(d)	There are no Encumbrances with respect to any material Taxes upon any of the Company’s or any of its Subsidiaries’ assets, other than Permitted Encumbrances.

(e)	Each of the Company and its Subsidiaries has complied with all escheat, unclaimed or abandoned property Laws in all material respects and there is no material unclaimed property or escheat obligation with respect to property or other assets held or owned by the Company or any of its Subsidiaries.

(f)	There is no audit, Proceeding or investigation now pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax and none of the Company or any of its Subsidiaries has received any written notice of any proposed audit, Proceeding or investigation with regard to any such Tax.

(g)	None of the Company or any of its Subsidiaries has received a written notice from a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file Tax Returns that indicates that the Company or any of its Subsidiaries, as applicable, is or may be subject to taxation by that jurisdiction. Within the past twelve (12) months, none of the Company or any of its Subsidiaries has received any written notice of, and, to the Knowledge of the Company, is not involved in, any dispute with any relevant Governmental Authority with respect to any material amount of Taxes.

(h)	Each of the Company and its Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any creditor, shareholder or other third-party, and have complied in all material respects with all Tax information reporting provisions with respect to such Taxes.

(i)	None of the Company or any of its Subsidiaries has been a party to any transaction, scheme or arrangement designed wholly or mainly and with the principal purpose of unlawfully evading a material known Tax Liability of the Company or any of its Subsidiaries.

(j)	None of the Company or any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the last two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(k)	None of the Company or any of its Subsidiaries has entered into or has been a “material advisor” with respect to any “listed transaction” or transaction that has given rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar or analogous provision under any state, local or non-U.S. Law) or the Treasury Regulations thereunder.

(l)	To the extent required by applicable Law, each of the Company and its Subsidiaries (i) is duly registered for the purposes of applicable value added Taxes (“VAT”); (ii) has complied in all material respects with all Laws in respect of VAT, and (iii) has collected or withheld all material Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authority or set aside in appropriate accounts for future payment when due.

(m)	No written claim has been made by a Governmental Authority in a jurisdiction where none of the Company or any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in such jurisdiction.

3.12	Contracts

(a)	Section 3.12(a) of the Company Disclosure Schedules contains a true, correct and complete list of each of the following Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound or to which the Company or any of its Subsidiaries or any of their assets or properties are subject (collectively, the “Material Contracts”):

(i)	any Contracts (other than individual purchase orders) that provide for, or is reasonably likely to involve, aggregate future payments to or from the Company or any of its Subsidiaries in excess of $400,000 in the aggregate over the life of the Contract, other than those that can be terminated without material penalty by the Company or such Subsidiary upon ninety (90) days’ notice or less;

(ii)	any Contracts with any Top Vendor or any Top Customer;

(iii)	any joint venture, profit-sharing, strategic alliance, partnership, limited liability company or other similar Contracts or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture or providing for the sharing of any profits or revenue;

(iv)	any Contracts (A) (other than this Agreement) for the sale, transfer, acquisition or disposition (whether by merger, sale of stock or assets, or otherwise) of any material assets, Equity Interest or business of the Company or any of its Subsidiaries or (B) which grants any Person an option or a first refusal, first offer, first negotiation or similar preferential right to purchase or acquire any assets, Equity Interests or business of any the Company or any of its Subsidiaries;

(v)	any Contracts relating to the acquisition or disposition of any business (whether by merger, sale of stock or other Equity Interests, sale of assets or otherwise) or any assets or real property with an aggregate value in excess of $100,000, in each case, other than acquisitions or dispositions of equipment, materials, supplies, inventory or products in the ordinary course of business consistent with past practice and other than any Contract pursuant to which no party thereto has any outstanding obligation on the date hereof;

(vi)	any Contracts (A) containing non-competition or non-solicitation provisions or that limit or restrict, or purport to limit or restrict, in any material respect the ability of the Company or any of its Subsidiaries to compete in any business or with any Person or in any geographic area, (B) containing any “most favored nation” (or equivalent pricing provision) in favor of any third-party, or (C) that grants to any third party any exclusive rights (including any “requirements” or exclusive purchasing Contract) or in which any third party grants the Company or any of its Subsidiaries any exclusive rights;

(vii)	any Contracts that (A) creates, evidences or relates to Indebtedness, including any Contracts that constitute a guaranty of any obligation of any Person, or (B) applies a material Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries, tangible or intangible;

(viii)	any Contracts with any Governmental Authority;

(ix)	any Contracts that obligates the Company or any of its Subsidiaries to make any capital commitment or expenditure in excess of $100,000;

(x)	any collective bargaining agreements applicable to Company Employees;

(xi)	any Contracts (A) that are an employment Contract providing for an annual base salary in excess of $100,000 (other than “at-will” Contracts that may be terminated upon thirty (30) days or less notice without the payment of severance, other than severance or termination payments required by applicable Law), (B) providing for severance payments or garden leave in excess of $100,000 in the aggregate; or (C) (other than an employment or restrictive covenant Contract, severance or garden leave Contract or the Company Employee Benefit Plan) between or among the Company or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand;

(xii)	any Contracts that involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(xiii)	any Contracts with any Person (including artists, music labels, composers, publishers, collection and performance societies and organizations and rights administrators) that owns, controls or licenses any rights to sound recordings, music, graphics, video, other content or rights in any media (“Content Rights”) that are downloaded, distributed, performed, reproduced, broadcast or otherwise used or exploited in the operation of the business of the Company or any of its Subsidiaries that provide for, or is reasonably likely to involve, aggregate future payments to or from the Company or any of its Subsidiaries in excess of $400,000 in the aggregate over the life of the Contract;

(xiv)	any Contracts containing any license, royalty, covenant not to sue, or release with respect to any Intellectual Property to which the Company or any of its Subsidiaries is a party as licensee or licensor (other than Contracts relating to commercially available off-the-shelf Software licensed for less than $25,000 in annual fees);

(xv)	any Contracts (A) that obligates the Company or any of its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000 (other than indemnification obligations in the ordinary course of business consistent with past practice or otherwise provided to the Company’s directors or officers) or (B) under which the Company or any of its Subsidiaries has any material obligation with respect to any “earn-out,” deferred or contingent purchase price or other similar contingent obligations; and

(xvi)	any Contracts that relates to the settlement of any Proceeding or threatened Proceeding involving the Company or any of its Subsidiaries.

(b)	With respect to each Material Contract: (i) such Material Contract (other than any Material Contract that has expired in accordance with its terms) is in full force and effect and is legal, valid and binding on, and enforceable against, the Company or any of its Subsidiaries party or subject thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exceptions; (ii) except to the extent that any consents set forth in Section 3.02(a) of the Company Disclosure Schedules are not obtained, the consummation of the Transactions will not affect the validity or enforceability of any Material Contract; (iii) neither the Company nor any of its Subsidiaries is in breach or default in any material respect, and, to the Knowledge of the Company, no event or circumstance has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company or any of its Subsidiaries, or permit the termination or acceleration by the other party thereto, under such Material Contract; (iv) to the Knowledge of the Company, no other party to such Material Contract is in breach or default in any material respect, and no event or circumstance has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit the termination or acceleration by the Company or any of its Subsidiaries, under such Material Contract; (v) none of the Company or any of its Subsidiaries has received written notice of an intention by any party to any such Material Contract to terminate such Material Contract or amend the terms thereof, other than modifications in the ordinary course of business consistent with past practice that do not adversely affect the Company or any of its Subsidiaries in any material respect; and (vi) none of the Company or any of its Subsidiaries has waived any rights under any such Material Contract. The Company has made available to Subscriber, or publicly filed with the SEC, a true, correct and complete copy of each Material Contract, including all amendments or waivers thereto.

3.13	Intellectual Property; Data Protection

(a)	For the past six (6) years, the products, services and operation of the business of the Company and its Subsidiaries have not infringed, misappropriated or otherwise violated, and do not currently infringe, misappropriate or otherwise violate, any Intellectual Property rights of any Person except as would not reasonably be expected to have a Company Material Adverse Effect, and none of the Company or any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice with respect to Intellectual Property rights of any Person: (i) alleging any such infringement, misappropriation or other violation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person), (ii) challenging the ownership, registration, validity or enforcement of the Company Owned Intellectual Property, including any governmental Proceedings, such as reexaminations, reissues, inter partes reviews, and oppositions, or (iii) demanding that the Company or any of its Subsidiaries remove from their products, service or systems or pay any royalties (other than royalties due under written agreements existing as of the date hereof) for any Content Rights. To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Company Owned Intellectual Property.

(b)	Each of the Company and its Subsidiaries owns or has the right to use all Intellectual Property that is used in and material to the business of the Company and its Subsidiaries as currently conducted. Section 3.13(b) of the Company Disclosure Schedules contains a true, correct and complete list of all registered Intellectual Property (or Intellectual Property subject to a filed registration application) in Company Owned Intellectual Property (the “Registered IP”), in each case, including applicable jurisdiction(s) in which such item of Registered IP has been registered or filed and the applicable application, registration or serial number and date and the record owner. All Registered IP is subsisting, valid and enforceable, except as would not be material to the Company. Each of the Company and its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Company Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances, and none of the Company or any of its Subsidiaries is subject to any outstanding Order restricting the use or licensing of any Company Owned Intellectual Property by the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries. All Registered IP has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees to the extent applicable, except as would not be material to the Company.

(c)	Each of the Company and its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information in the possession of the Company which is owned by the Company or any of its Subsidiaries (and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation). Except as required or requested by Law or as part of any audit or examination by a regulatory authority or self-regulatory authority, no such trade secret or confidential information has been disclosed by the Company or any of its Subsidiaries to any Person other than to Persons subject to a duty of confidentiality or pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of the Company or any of its Subsidiaries has any right, title or interest, directly or indirectly, in whole or in part, in any Company Owned Intellectual Property (other than non-exclusive licenses granted to contractors and consultants in the ordinary course for use in connection with the performance of services for the Company or any of its Subsidiaries). Each current or former founder, employee, contractor or consultant of the Company or any of its Subsidiaries who is or was involved in the creation, contribution or development of any material Company Owned Intellectual Property has assigned to the Company or one of its Subsidiaries all such Intellectual Property and is bound by confidentiality provisions protecting such Intellectual Property.

(d)	Subject to obtaining any consent identified in Section 3.02(b) of the Company Disclosure Schedules, each material item of Intellectual Property owned or used by the Company or any of its Subsidiaries immediately prior to the Closing will be owned or available for use by the Company and its Subsidiaries immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company and its Subsidiaries immediately prior to the Closing.

(e)	The Company has designated an agent to receive notifications of claimed infringement with the United States Copyright Office and posted on its websites the name and contact information of a copyright agent and any other information required by the U.S. Digital Millennium Copyright Act, 17 U.S.C. § 512 et seq. (“DMCA”) and 37 C.F.R. §201.38, and has maintained the currency and accuracy of this information. The Company and its Subsidiaries have used commercially reasonable efforts to operate and have operated the business in a manner that would afford Company and its Subsidiaries the benefits of the “safe harbors” of the DMCA and the Communications Decency Act, 47 U.S.C. §§ 230(c)(1) and 230(c)(2).

(f)	Since January 1, 2020, the Company and its Subsidiaries have not experienced any Security Breaches or material Security Incidents, and none of the Company or any of its Subsidiaries has (i) provided or been required under applicable Data Protection and Security Requirements to provide notification of any breach of privacy or data security, or (ii) received any written or, to the Knowledge of the Company, oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. Since January 1, 2020, none of the Company or any of its Subsidiaries has received any written or oral complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Authority or self-regulatory authority or entity) regarding the Company’s or any of its Subsidiaries’ Processing of Personal Information or compliance with applicable Data Protection and Security Requirements.

(g)	No Company Software contains, is derived from, is distributed or made available with, or is being or was developed using Open Source Software in a manner such that the terms under which such Open Source Software is licensed impose a requirement or condition that the Company or any of its Subsidiaries grants a license under or to, or refrain from asserting or enforcing a Company Owned Intellectual Property right intended by the Company or any of its Subsidiaries to be retained as confidential, or that would require a part of any Company Software intended to be retained as confidential be: (i) disclosed, distributed or made available in source code form; (ii) licensed for the purpose of making modifications or derivative works; or (iii) redistributable at no or minimal charge.

(h)	No Company Software or Company IT Systems contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), disabling codes or other vulnerabilities, faults or any other code designed or intended to have, any of the following functions: disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, Personal Information, or other information processed by the Company or any of its Subsidiaries, or a computer system or network or other device on which such code is stored or installed. The Company and its Subsidiaries have sufficient rights to use the Company IT Systems as currently used by the Company and its Subsidiaries, and such Company IT Systems and Company Software are reasonably sufficient for the immediate needs of the business as currently conducted by the Company and its Subsidiaries.

(i)	The Company and its Subsidiaries have (i) adopted, implemented and maintained reasonable technical, physical, organizational, and administrative measures and policies to protect Personal Information and Company Data against unauthorized access, use, modification, disclosure, or loss, including reasonable backup, security and disaster recovery technology and procedures, and have timely and reasonably remediated any audit findings relating to their security safeguards; and (ii) contractually obligated any third parties that process, access, or store Personal Information or other Company Data to abide by terms that are compliant in all material respects with applicable Data Protection and Security Requirements. The Company and its Subsidiaries are, and for the past five (5) years have been, in compliance in all material respects with all applicable Data Protection and Security Requirements. The Company and its Subsidiaries currently have a valid and legal right (whether contractually, by Law or otherwise) and, after Closing, they will continue to have a valid and legal right (whether contractually, by Law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company or any of its Subsidiaries in connection with the use and/or operation of its products, services and business, in the manner such Personal Information is accessed and used by the Company or any of its Subsidiaries.

3.14	Litigation

Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the Knowledge of the Company, threatened Proceedings by or against or otherwise affecting the Company or any of its Subsidiaries or any of their assets or properties, including any condemnation or similar Proceedings, and no such Proceeding has been brought or, to the Knowledge of the Company, threatened in the past three (3) years. None of the Company or any of its Subsidiaries, nor any property, asset or business of the Company or any of its Subsidiaries, is subject to any material pending or outstanding Orders. There is no unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries which, individually or in the aggregate, has or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair or materially delay the ability of the Company to consummate the Transactions. In the past five (5) years, none of the current or former officers, senior management or directors of the Company or any of its Subsidiaries have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

3.15	Broker

There is no financial advisor, investment banker, broker, finder or, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

3.16	Labor Matters

(a)	The Company has made available to Subscriber the terms of the Contracts (including any post-employment restrictions) of each present or former director, other officer and Company Employee entitled to base cash remuneration at an annual rate for the calendar year that includes the date of this Agreement, or an average annual rate over the three (3) calendar years ending on the last day of the calendar year that includes the date of this Agreement, of more than $200,000.

(b)	There is no Contract between the Company or any of its Subsidiaries, on the one hand, and any Company Employees, on the other hand, which cannot be terminated on not more than three (3) months’ notice without giving rise to a claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

(c)	Since December 31, 2022, except in the ordinary course of business consistent with past practice:

(i)	the basis of the remuneration payable to Company Employees has not materially increased, individually or in the aggregate, and the Company or any of its Subsidiaries is not obliged to increase the total annual remuneration payable to any Company Employees; and

(ii)	no material alterations have been made in the terms of employment or engagement or conditions of service of any of the Company Employees or in the pension or other benefits of any of the Company Employees.

(d)	None of the Company or any of its Subsidiaries owes any material amount to a present or former director, other officer or Company Employee (or his or her dependents) other than for accrued remuneration or reimbursement of business expenses.

(e)	Each of the Company and its Subsidiaries has maintained up-to-date, full and accurate records regarding the employment of each of the Company Employees (including details of terms of employment or engagement, payments of statutory sick pay and statutory maternity pay, income Tax and social security contributions, disciplinary, health and safety matters, time and pay records, immigration records, records pertaining to leaves of absence or requests for time off/leaves of absence and agreements entered into between Company Employees and the Company or any of its Subsidiaries) and termination of employment.

(f)	Except as disclosed in the Financial Statements, none of the Company or any of its Subsidiaries:

(i)	has any material Liability to a present or former director, other officer, other service provider or Company Employee for material breach or termination of a consultancy agreement or of an employment Contract;

(ii)	is obligated to make a material payment or provide a material benefit to a present or former director, other officer or Company Employee (or to any of his or her dependents) or made any other agreement or arrangement, in each case in connection with the actual or proposed termination or retirement or suspension of employment or variation of an employment Contract; or

(iii)	has any material Liability for payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business consistent with past practice).

(g)	There are no enquiries or investigations existing, pending or, to the Knowledge of the Company, threatened affecting the Company or any of its Subsidiaries in relation to any present or former directors, other officers, Company Employees or workers by the Equal Opportunities Commission, the Equality and Human Rights Commission or the Health and Safety Executive or any other Governmental Authority with similar functions or powers in relation to employees or workers. There is no Proceeding pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries, on the one hand, and any present or former director, other officer, Company Employee or individual consultant to the Company or any of its Subsidiaries on the other hand.

(h)	None of the Company or any of its Subsidiaries has any collective bargaining agreement or other agreement or arrangement with and does not recognize a trade union, works council, staff association or other body representing any of its Company Employees, and to the Knowledge of the Company, there are no activities or Proceedings of any labor union or other party to organize or represent Company Employees threatened. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any Company Employees.

(i)	Each Company Employee who has or has had any role in creating material Intellectual Property for the Company or any of its Subsidiaries has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with the Company or any of its Subsidiaries (whether pursuant to a separate agreement or incorporated as part of such Company Employee’s overall employment agreement), a copy of which form has been made available to Subscriber by the Company.

(j)	Each independent contractor of the Company or any of its Subsidiaries who has or has had any role in creating material Intellectual Property for the Company or any of its Subsidiaries has entered into customary covenants regarding confidentiality and assignment of inventions and copyrights in such Person’s agreement with the Company or any of its Subsidiaries, a copy of which form has been provided to Subscriber by the Company.

(k)	Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment or labor.

(l)	None of the Company or any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are used in the Worker Adjustment and Retraining Notification Act and similar Laws or has become subject to any obligation under any applicable Law or otherwise to notify or consult with, prior to or after the date of this Agreement, any Governmental Authority or other Person with respect to the impact of the Transactions. None of the Company or any of its Subsidiaries is a party to any Contract that restricts the Company or any of its Subsidiaries from relocating, consolidating, merging or closing, in whole or in part, any portion of the business of the Company or any of its Subsidiaries. Since January 1, 2020, there has been no formal allegation, complaint, charge or claim of sexual harassment, sexual assault, sexual misconduct, gender discrimination or similar behavior has been made against any Person who is or was a member of the board of directors, officer or Company Employee (a “Sexual Misconduct Allegation”), where “formal” refers to an allegation, complaint, charge or claim made through an ethics hotline or to a human resources employee designated to take complaints in his or her official capacity. None of the Company or any of its Subsidiaries has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing, relating directly or indirectly to any Sexual Misconduct Allegation.

3.17	Employee Benefit Plans

(a)	Section 3.17(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of each material Company Employee Benefit Plan. Except as provided in the Company Employee Benefit Plans listed in Section 3.17(a) of the Company Disclosure Schedules, there is not (and no proposal has been announced to enter into or establish) any plan, scheme, agreement, arrangement, custom or practice for the payment of (or for the payment of any contribution towards), any pensions, ex gratia benefits, gratuities, superannuation allowances, life assurance benefits or other like benefits payable on retirement, death, termination of employment or during periods of sickness or disablement for the benefit of any of any present or former director or Company Employee or for the benefit of the dependents of any such director or Company Employee.

(b)	There is no Proceeding (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan. With respect to each Company Employee Benefit Plan, except as has not and would not reasonably be expected to have, individually or the aggregate, a Company Material Adverse Effect: (i) such Company Employee Benefit Plan has been administered and enforced in all respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Employee Benefit Plan have been timely made; and (iv) all benefits accrued under any unfunded Company Employee Benefit Plan has been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on the Financial Statements. None of the Company or any of its Subsidiaries has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Employee Benefit Plan that remains unsatisfied as of the date hereof.

(c)	Except as expressly provided otherwise under this Agreement, the consummation of the Transactions will not (i) entitle any present or former director, other officer, Company Employees or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit for any present or former director, other officer, Company Employees or independent contractor of the Company or any of its Subsidiaries or trigger any other material obligation under any Company Employee Benefit Plan, (iii) limit Subscriber’s or the Company’s right to amend, modify or terminate any Company Employee Benefit Plan or (iv) result in any payment or benefit under any Company Employee Benefit Plan to any “disqualified individual” within the meaning of Section 280G of the Code to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Employee Benefit Plan provides for, and none of the Company or any of its Subsidiaries is party to a Contract that provides for, or is otherwise obligated to provide, any gross-up, additional payment or reimbursement of Taxes, including under Section 409A or 4999 of the Code or other applicable Law.

(d)	The Company has made available to Subscriber, in each case, to the extent applicable and as of the date of this Agreement: (i) true, correct and complete copies of all documents setting forth the terms of each material Company Employee Benefit Plan including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Employee Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; and (iv) all discrimination and compliance tests performed under the Code for the most recent plan year; (v) the most recent determination or opinion letter issued by the IRS or other applicable Governmental Authority with respect to each Company Employee Benefit Plan intended to be a qualified pension plan, including under Section 401(a) of the Code; and (vi) all material, non-routine filings, notices, correspondence or other communications relating to any Company Employee Benefit Plan that was submitted to or received from the IRS, the Pension Benefit Guaranty Corporation, the United States Department of Labor, the SEC, or any other Governmental Authority for the last three (3) years.

(e)	None of the Company or any of its Subsidiaries, and no ERISA Affiliate, maintains, sponsors, or contributes to, and in the past six (6) years none of the Company or any of its Subsidiaries, and no ERISA Affiliate, has maintained, sponsored or contributed to or was required to maintain, sponsor or contribute to, or is required to maintain, sponsor or contribute to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a defined benefit pension plan, including any such plan that is subject to Section 412 of the Code or Title IV of ERISA or (iv) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, in each case, whether or not subject to ERISA or the Code.

(f)	Except as may be required by applicable Law (including Section 4980B of the Code or any similar Law), no Company Employee Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) (each, a “Welfare Plan”) provides post-termination or retiree life insurance or health benefits to any Person the full cost of which is borne by the relevant Company Employee (or his or her beneficiary). No Welfare Plan that is a “group health plan”, as defined in Section 5000(b)(1) of the Code, or provides disability benefits is unfunded, self-insured or funded through a “welfare benefits fund” (as defined in Section 419(e) of the Code) or is a “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA, in each case, whether or not subject to ERISA or the Code.

(g)	Each Company Employee Benefit Plan that is a qualified pension plan, including any such Company Employee Benefit Plan intended to be a “qualified plan” within the meaning of Section 401(a) of the Code, has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the IRS or applicable Governmental Authority, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Company Employee Benefit Plan. No Company Employee Benefit Plan or, to the Knowledge of the Company, any fiduciary, or administrator of such Company Employee Benefit Plan, has taken any action, or failed to take any action, which action or failure could subject Subscriber, its successors, or any Company Employee or worker to any material Liability for breach of any fiduciary duty, or for any prohibited transaction (as defined in Section 4975 of the Code, whether or not subject to the Code), with respect to or in connection with such Company Employee Benefit Plan.

3.18	Insurance

The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, which is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Each such insurance policy is in full force and effect, all premiums are currently paid in accordance with the terms of such policy and the Company and its Subsidiaries are otherwise in material compliance with the terms of such insurance policies. During the twelve (12) months immediately prior to the date hereof, none of the Company or any of its Subsidiaries has received any written notice that any such policy will be cancelled or will not be renewed. Each of the Company and its Subsidiaries has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time or both) give rise to or serve as a basis for the denial of any such insurance claim. None of the Company or any of its Subsidiaries has made any material claim against an insurance policy as to which the insurer is denying coverage.

3.19	Compliance With Laws; Permits

(a)	The Company and each of its Subsidiaries is, and for the past five (5) years has been, in all material respects, in compliance with all Laws applicable to the Company and its Subsidiaries or by which it or any of its properties, assets, employees, business or operations are or were bound or affected. None of the Company or any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice of any alleged or actual material conflict or non-compliance with, or material default or violation of, any such applicable Laws.

(b)	The Company and its Subsidiaries collectively hold all material Permits required for the ownership, operation and use of their respective assets and properties and the conduct of their businesses (including for the occupation and use of the Leased Real Properties) as currently conducted and since January 1, 2020 have been in compliance with all material terms and conditions of such Permits (the “Company Permits”). All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. No Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any Company Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the Company or any of its Subsidiaries to use such Company Permit.

3.20	Environmental Matters

(a)	For the past five (5) years, the Company and its Subsidiaries have been in compliance with all Environmental Laws in all material respects. The Company and its Subsidiaries have obtained, currently maintain and are, and for the past five (5) years have been, in compliance in all material respects with all material environmental Permits required under Environmental Laws for the conduct of the Company’s or its Subsidiaries’ business and to occupy the Leased Real Property of the Company and its Subsidiaries and all such environmental Permits are in full force and effect.

(b)	For the past five (5) years, there has been no release, treatment, storage, disposal or arrangement for the disposal of, transportation, or handling of, exposure to, or contamination by, any Hazardous Materials (i) at, in, on or under any Leased Real Property or in connection with any the Company’s or its Subsidiaries’ operations off-site of the Leased Real Property or, (ii) to the Knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company or its Subsidiaries owned or leased such property, except for each of (i) and (ii) as would not reasonably be expected to be material to the Company or its Subsidiaries.

(c)	For the past five (5) years, neither the Company nor any of its Subsidiaries is subject to or has received any Order, written notice or report relating to any non-compliance with Environmental Laws by the Company or any of its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)	No Proceeding is pending or, to the Knowledge of the Company, threatened with respect to or involving the Company’s or its Subsidiaries’ compliance with or Liability under any Environmental Law.

3.21	Trade & Anti-Corruption Compliance

(a)	Neither the Company nor any of its Subsidiaries nor any of its or their directors, officers, managers or employees, or, to the Knowledge of the Company, its or their agents or third-party Representatives, is or for the past five (5) years has been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in either case in material violation of applicable Sanctions; or (iii) otherwise in material violation of any applicable Sanctions or applicable Export Control Laws or anti-boycott requirements.

(b)	For the past five (5) years, in connection with or relating to the business of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries nor any of its or their directors, officers, managers or employees, or, to the Knowledge of the Company, its or their agents or other third-party Representatives (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses or (iv) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any Governmental Authority or any other Person, in each case of clause (i) through (iv) in material violation of applicable ABC Laws or AML Laws. For the past five (5) years, the operations of each of the Company and its Subsidiaries are and have been conducted at all times in compliance with the AML Laws in all applicable jurisdictions, and no Proceeding involving the Company or any of its Subsidiaries with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

3.22	Affiliate Transactions

Section 3.22 of the Company Disclosure Schedules sets forth a true, correct and complete list of all services provided within the last twelve (12) months to the Company and its Subsidiaries by Related Parties and by the Company and its Subsidiaries to Related Parties other than in the ordinary course of business consistent with past practice, and the charges assessed for all services provided during such time, other than pursuant to employment Contracts. Except for employment agreements or the Governing Documents of the Company and its Subsidiaries, there are no loans, leases, commitments, guarantees, agreements or other transactions or Contracts between or among the Company or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand, and no Related Party owns any real property or material Personal Property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of the Company or any of its Subsidiaries.

3.23	Top Vendors

Section 3.23 of the Company Disclosure Schedules sets forth a true, correct and complete list of the Top Vendors. The relationships of the Company and its Subsidiaries with the Top Vendors are good commercial working relationships and (a) no Top Vendor within the last twelve (12) months (the “Relevant Period”) has cancelled or otherwise terminated, or, to the Knowledge of the Company, intends to cancel or otherwise terminate, any material relationships of such Person with the Company or any of its Subsidiaries, (b) no Top Vendor has during the Relevant Period decreased materially or, to the Knowledge of the Company, threatened to stop, decrease or limit materially, or intends to modify materially its relationships with the Company or any of its Subsidiaries or intends to stop, decrease or limit materially its products or services to the Company or any of its Subsidiaries, (c) none of the Company or any of its Subsidiaries has since January 1, 2020 been engaged in any material dispute with any Top Vendor, and (d) to the Knowledge of the Company, the consummation of the Transactions will not adversely affect the relationship of the Company or any of its Subsidiaries with any Top Vendor.

3.24	Top Customers

Section 3.24 of the Company Disclosure Schedules sets forth a true, correct and complete list of the Top Customers. The relationships of the Company and its Subsidiaries with the Top Customers are good commercial working relationships and (a) no Top Customer within the Relevant Period has cancelled or otherwise terminated, or, to the Knowledge of the Company, intends to cancel or otherwise terminate, any material relationships of such Person with the Company or any of its Subsidiaries, (b) no Top Customer has during the Relevant Period decreased materially or, to the Knowledge of the Company, threatened to stop, decrease or limit materially, or intends to modify materially its relationships with the Company or any of its Subsidiaries or intends to stop, decrease or limit materially its products or services to the Company or any of its Subsidiaries, (c) none of the Company or any of its Subsidiaries has since January 1, 2020 been engaged in any material dispute with any Top Customer, and (d) to the Knowledge of the Company, the consummation of the Transactions will not adversely affect the relationship of the Company or any of its Subsidiaries with any Top Customer.

3.25	Title To Assets

Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have sole and exclusive, good, marketable and valid title to or, in the case of leased or subleased assets, a valid and enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its assets, properties, rights and interests (whether real, personal, tangible or intangible) free and clear of all Encumbrances (other than Permitted Encumbrances). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the assets (including Intellectual Property rights and contractual rights) of the Company and its Subsidiaries constitute all of the assets, rights and properties that are used in the operation of the businesses of the Company and its Subsidiaries as it is currently conducted or that are used or held by the Company or any of its Subsidiaries for use in the operation of the businesses of the Company and its Subsidiaries, and taken together, are adequate and sufficient for the operation of the businesses of the Company and its Subsidiaries as currently conducted.

3.26	Investment Company Act; No “Bad Actor” Disqualification

(a)	The Company is not, and immediately after receipt of payment for the Company Consideration Shares (or, as applicable, the Subscriber Company Shares), will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(b)	No “Bad Actor” disqualifying event described in Rule 506(d)(1)(i) to (viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or any of its Subsidiaries, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) is applicable.

3.27	No General Solicitation

Neither the Company, nor any of its Subsidiaries or Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Subscriber Company Shares or the Company Consideration Shares. Neither the Company nor any of its Subsidiaries has engaged any agent in connection with the offer or sale of the Subscriber Company Shares or the Company Consideration Shares.

3.28	No Integrated Offering

None of the Company, its Subsidiaries or any of their Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Subscriber Company Shares or the Company Consideration Shares under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Subscriber Company Shares or the Company Consideration Shares to require approval of shareholders of the Company for purposes of the Securities Act or under any applicable shareholders approval provisions, including under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their Affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of the Subscriber Company Shares or the Company Consideration Shares to Subscriber under the Securities Act or cause the offering of any of the Subscriber Company Shares or the Company Consideration Shares to be integrated with other offerings of securities of the Company.

3.29	Anti-Takeover Provisions

The Company is not a party to, nor is it currently contemplating, any shareholder rights plan or “poison pill” agreement. There is no “interested shareholder,” “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transaction,” “business combination statute or regulation” or other anti-takeover or similar statute or regulation enacted under any federal, state, local or foreign Laws applicable to the Company, or any takeover-related provision in the Governing Documents of the Company or any of its Subsidiaries, or any shareholder rights plan or similar agreement applicable to Subscriber, this Agreement or the Transactions.

3.30	No Other Representations or Warranties

THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN THIS ARTICLE III ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES NOR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS SUBSIDIARIES HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE COMPANY AND ITS SUBSIDIARIES TO THE OTHER PARTIES OR THEIR RESPECTIVE AFFILIATES AND EXPRESSLY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING, NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO THE OTHER PARTIES HERETO WITH RESPECT TO (A) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, OR (B) ANY ORAL OR, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN THIS ARTICLE III, WRITTEN INFORMATION MADE AVAILABLE TO THE OTHER PARTIES HERETO IN THE COURSE OF THEIR EVALUATION OF THE COMPANY (INCLUDING IN ANY “DATA ROOMS” OR “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATION OR IN ANY OTHER FORM), THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE TRANSACTIONS. NOTWITHSTANDING THE FOREGOING, THIS SECTION 3.30 SHALL NOT AFFECT ANY REPRESENTATIONS OR WARRANTIES MADE BY THE COMPANY IN ANY OTHER TRANSACTION DOCUMENT, WHICH SHALL BE GOVERNED BY SUCH TRANSACTION DOCUMENT. THE COMPANY REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY OF SUBSCRIBER NOT SET FORTH IN ARTICLE IV OF THIS AGREEMENT.

Article IV

Representations and Warranties of Subscriber

Subscriber hereby represents and warrants to the Company that the statements contained in this Article IV are true and correct, except as set forth in the corresponding section of the disclosure schedules delivered by Subscriber to the Company on the date of this Agreement (it being understood that the disclosure of any information in a particular section of Article IV of the Subscriber Disclosure Schedules shall be deemed a disclosure of such information with respect to any other section or subsection of Article IV to which the relevance of such information is reasonably apparent on its face and appropriately cross-referenced to any other applicable section or subsection of Article IV (the “Subscriber Disclosure Schedules”).

4.01	Organization; Authority; Enforceability

(a)	Subscriber is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of the Cayman Islands and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. Subscriber is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in the jurisdictions in which the conduct of its business or locations of its assets or properties makes such qualification necessary, except where the failure to be so qualified to be in good standing (to the extent such concept is recognized under applicable Law) would not, individually or in the aggregate, reasonably be expected to have a Subscriber Material Adverse Effect.

(b)	Subscriber has all necessary power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by Subscriber of this Agreement and each other Transaction Document to which it is or is required to be a party, the performance by Subscriber of its obligations hereunder and thereunder and the consummation by Subscriber of the Transactions have been duly authorized and approved by all necessary corporate action and no other corporate action on the part of Subscriber (including any governing body, shareholder or other equityholder of Subscriber) is necessary to authorize the execution and delivery by Subscriber of this Agreement and each other Transaction Document to which it is or is required to be a party, the performance by Subscriber of its obligations hereunder and thereunder or the consummation by Subscriber of the Transactions.

(c)	This Agreement has been, and each other Transaction Document to which Subscriber is or is required to be a party will be when delivered, duly executed and delivered by Subscriber, constitutes a legal, valid and binding agreement of Subscriber, enforceable against Subscriber in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

4.02	Non-contravention

(a)	The execution and delivery by Subscriber of this Agreement and each other Transaction Document to which it is or is required to be a party, the performance by Subscriber of its obligations hereunder and thereunder and the consummation by Subscriber of the Transactions do not and will not (i) violate, conflict with or result in the breach of any provision of the Governing Documents of Subscriber; (ii) assuming that all Regulatory Approvals have been obtained, contravene, conflict with or violate any Law or Order applicable to Subscriber or by which Subscriber or any of the assets or properties of Subscriber is bound or subject; or (iii) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material contract or Permit of Subscriber, except in the case of clauses (ii) and (iii) for any such breaches, defaults, rights or Encumbrances that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect.

(b)	No consent, waiver, authorization, license or approval of or from, action by, or registration, declaration, notification or filing made to or with any Governmental Authority is required to be obtained or made by or with respect to Subscriber in connection with: (i) execution and delivery by Subscriber of this Agreement and each other Transaction Document to which it is or is required to be a party; (ii) the performance by Subscriber of its obligations hereunder and thereunder; or (iii) the consummation of the Transactions by Subscriber, except for (A) the Regulatory Approvals, (B) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or (C) as may be necessary as a result of any facts or circumstances relating solely to the Company or its Subsidiaries.

4.03	No Proceedings

(a)	As of the date of this Agreement, there is no Proceeding pending or, to Subscriber’s Knowledge, threatened against Subscriber or any of its Affiliates that questions or challenges the validity of this Agreement or that would reasonably be expected to have a Subscriber Material Adverse Effect.

(b)	Except as would not be material to Subscriber and its Affiliates, taken as a whole, (i) there are no pending or, to the Knowledge of Subscriber, threatened Proceedings by or against Subscriber or any of its Affiliates and affecting the Orion+ Contracts, and (ii) no such Proceeding has been brought or, to the Subscriber’s Knowledge, threatened in the past three (3) years.

4.04	Broker

There is no financial advisor, investment banker, broker, finder or, agent or other Person that has been retained by or is authorized to act on behalf of Subscriber or any of its Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

4.05	Investment Representations

Subscriber is acquiring the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) solely for its own account for the purpose of investment and not with a view to, or for resale in connection with, the public sale or distribution thereof in violation of any applicable Law (including the Securities Act); provided, however, that by making the representations herein, Subscriber does not agree to hold the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) for any minimum or other specific term and reserves the right to dispose of all or any part of the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) at any time in accordance with or pursuant to a registration statement or an exemption from registration under the Securities Act. Subscriber acknowledges that the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) have not been registered under the Securities Act or under other applicable Law and that the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) will bear a legend restricting transfer except in compliance with the Securities Act and other applicable Law, and that the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) may not be transferred or sold except in accordance with the registration requirements of the Securities Act and other applicable Law, or pursuant to an applicable exemption therefrom. Subscriber (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters (including the industries and businesses in which the Company operates) so as to be capable of evaluating the merits and risks of its investment in the Company Consideration Shares (or, as applicable, the Subscriber Company Shares) and is capable of bearing the economic risks of such investment. Subscriber is an “accredited investor” as defined in Rule 501(a) under the Securities Act. In making the decision to enter into this Agreement and to consummate the Transactions, Subscriber has relied solely on its own independent investigations, analyses and evaluations of the Company, and the representations, warranties, covenants and agreements of the Company set forth in this Agreement.

4.06	Source of Investment Funds; Sufficiency of Funds

(a)	The funds used by Subscriber to pay the Cash Contribution at the Closing will be legally obtained by Subscriber and will not violate any applicable Laws, including any applicable anti-money laundering Laws.

(b)	At the Closing, Subscriber will have available sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Cash Contribution and consummate the Transactions.

4.07	Orion+ Contracts

(a)	With respect to the Orion+ Contracts: (i) each such Orion+ Contract (other than any Orion+ Contract that has expired in accordance with its terms) is in full force and effect and is legal, valid and binding on, and enforceable against, Subscriber or its Affiliates party or subject thereto and, to the Knowledge of Subscriber, each other party thereto, subject to the Bankruptcy and Equity Exceptions; (ii) except to the extent that any consents set forth in Section 4.07(a) of the Subscriber Disclosure Schedules are not obtained, the consummation of the Transactions will not affect the validity or enforceability of any Orion+ Contracts; (iii) neither Subscriber nor any of its Affiliates is in breach or default in any material respect, and, to the Knowledge of Subscriber, no event or circumstance has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by Subscriber or any of its Affiliates, or permit the termination or acceleration by the other party thereto, under any Orion+ Contracts; (iv) to the Knowledge of Subscriber, no other party to any Orion+ Contracts is in breach or default in any material respect, and no event or circumstance has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit the termination or acceleration by Subscriber or any of its Affiliates, under such Orion+ Contracts; (v) none of Subscriber or any of its Affiliates has received written notice of an intention by any party to any Orion+ Contracts to terminate such Orion+ Contracts or amend the terms thereof, other than modifications in the ordinary course of business consistent with past practice that do not adversely affect Subscriber or any of its Affiliates in any material respect; and (vi) none of Subscriber or any of its Affiliates has waived any rights under any Orion+ Contracts. Subscriber has made available to the Company a true, correct and complete copy of (A) each Orion+ Contract set forth in clause (a) of the definition of Orion+ Contract, and (B) the form of each other Contract set forth in clause (b) of the definition of Orion+ Contracts, and in the case of clause (A), including all amendments or waivers thereto.

(b)	Section 4.07(b) of the Subscriber Disclosure Schedules sets forth a list of the Shared Contracts as of the date of this Agreement.

4.08	No Other Representations or Warranties

THE REPRESENTATIONS AND WARRANTIES MADE BY SUBSCRIBER IN THIS ARTICLE IV ARE THE EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE BY SUBSCRIBER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV, NEITHER SUBSCRIBER NOR ANY OF ITS AFFILIATES NOR ANY OTHER PERSON ON BEHALF OF SUBSCRIBER OR ANY OF ITS AFFILIATES HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SUBSCRIBER AND ITS AFFILIATES TO THE OTHER PARTIES OR THEIR RESPECTIVE AFFILIATES AND EXPRESSLY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING, NEITHER SUBSCRIBER NOR ANY OF ITS AFFILIATES NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO THE OTHER PARTIES HERETO WITH RESPECT TO (A) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO SUBSCRIBER OR ANY OF ITS AFFILIATES OR (B) ANY ORAL OR, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY SUBSCRIBER IN THIS ARTICLE IV, WRITTEN INFORMATION MADE AVAILABLE TO THE OTHER PARTIES HERETO IN THE COURSE OF THEIR EVALUATION OF THE TRANSACTIONS (INCLUDING IN ANY “DATA ROOMS” OR “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATION OR IN ANY OTHER FORM), THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE TRANSACTIONS. NOTWITHSTANDING THE FOREGOING, THIS SECTION 4.06 SHALL NOT AFFECT ANY REPRESENTATIONS OR WARRANTIES MADE BY SUBSCRIBER IN ANY OTHER TRANSACTION DOCUMENT, WHICH SHALL BE GOVERNED BY SUCH TRANSACTION DOCUMENT. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV, THE ORION+ CONTRACTS ARE BEING SOLD ON AN “AS IS” BASIS AS OF THE CLOSING IN THEIR CONDITION AS OF CLOSING WITH “ALL FAULTS” AND NONE OF SUBSCRIBER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE ORION+ CONTRACTS OR THE ASSUMED LIABILITIES OR THE TRANSACTIONS. SUBSCRIBER REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY OF THE COMPANY NOT SET FORTH IN ARTICLE III OF THIS AGREEMENT.

Article V

Covenants

5.01	Conduct of Business

(a)	From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 8.01), except (1) as expressly contemplated or expressly required by this Agreement; (2) as required by applicable Law; or (3) with the prior written consent of Subscriber (which shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to:

(i)	use its reasonable best efforts to (A) conduct the business of the Company and each of its Subsidiaries in the ordinary course of business consistent with past practice and (B) (1) preserve intact in all material respects its business and preserve its goodwill and relationships with counterparties, suppliers, vendors, customers, distributors, regulators and third parties with whom the Company or any of its Subsidiaries has any material business relationship, (2) keep available the services of its officers and employees and (3) conduct the business of the Company and each of its Subsidiaries in compliance with applicable Law;

(ii)	(A) not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other Equity Interests, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent; (B) not split, reverse split, combine, consolidate, subdivide, reclassify or consummate or authorize any other similar transaction with respect to any of its capital stock, other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, or other Equity Interests; and (C) not repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or Equity Interests in, the Company or any Subsidiary of the Company or any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for capital stock or voting securities of, or Equity Interests in, the Company or any Subsidiary of the Company, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of the Company Common Stock or other Equity Interests of the Company in connection with (1) the withholding of Taxes in connection with the exercise, vesting or settlement of the Company’s equity-based awards, and (2) forfeitures of the Company’s equity-based awards, in each case, in accordance with the terms thereof as in effect on the date hereof;

(iii)	not issue, deliver, sell, grant, pledge, dispose, transfer or otherwise encumber or subject to any Encumbrance (A) any shares of capital stock of the Company (including any shares of Company Common Stock) or any Subsidiary of the Company other than the issuance of the Company Common Stock upon the exercise, vesting or settlement of the Company’s equity-based awards in accordance with the terms thereof as in effect on the date hereof; (B) any other Equity Interests or voting securities of the Company or any Subsidiary of the Company (including by way of entering into a Contract with respect to the voting or registration of such Equity Interests or voting securities); (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other Equity Interests in, the Company or any Subsidiary of the Company; (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other Equity Interests in, the Company or any Subsidiary of the Company; or (E) any rights issued by the Company or any Subsidiary of the Company that are linked in any way to the price of any class of the Company Common Stock or any shares of capital stock of any Subsidiary of the Company, the value of the Company, any Subsidiary of the Company or any part of the Company or any Subsidiary of the Company;

(iv)	(A) not amend, modify or change the Governing Documents of the Company or any Subsidiary of the Company, (B) not increase the size of the Company Board, and (C) not create or incorporate any Subsidiaries;

(v)	not adopt a plan or agreement of complete or partial liquidation, dissolution, consolidation, restructuring, amalgamation, reclassification, or reorganization of the Company or any Subsidiary of the Company;

(vi)	not enter into any “poison pill” or similar shareholder rights plan that does not “grandfather” Subscriber as exempt from being a Person that can trigger such “poison pill” or such shareholder rights plan as a result of the Transactions;

(vii)	not amend or make any changes to the accounting policies, methods or principles applicable to the Company or any Subsidiary of the Company, unless required by IFRS;

(viii)	not directly or indirectly, in a single transaction or series of transactions, acquire, merge, consolidate, invest or agree to acquire, merge, consolidate or invest in any Equity Interest in or business of any Person (including entering into any joint venture, partnership or other similar arrangement) or division thereof or any properties or assets;

(ix)	except for intercompany loans between the Company and any Subsidiary of the Company, not incur Indebtedness or issue debt securities, or modify in any manner adverse to the Company or Subscriber the terms of any Indebtedness or debt securities, or assume, guarantee, endorse or otherwise become responsible for the obligations of any Person (other than a Subsidiary of the Company in the ordinary course of business consistent with past practice), or make any loans or advances or capital contribution to, or investment in, any Person;

(x)	except to the extent required by applicable Law or the terms of any Company Employee Benefit Plan as in effect on the date hereof: (A) not grant any new or modify the existing severance or change in control benefits payable or to become payable to present or former directors, other officers, Company Employees or individual independent contractors of the Company or increase compensation or benefits of any such Person in a manner that would increase such Person’s severance or change in control benefits; (B) not hire or offer to hire any officer of the Company nor terminate any officer of the Company as of the date hereof (other than for “cause”); (C) not establish, adopt, enter into, terminate, modify, provide discretionary benefits under or amend any collective bargaining agreement, Company Employee Benefit Plan or any employee benefit plan, agreement, arrangement, policy or program that would be a Company Employee Benefit Plan if in effect on the date hereof, except for (1) annual increases in compensation and benefits made in the ordinary course of business in respect of Company Employees who are not officers and (2) offer letters that provide for at-will employment without any severance, change in control benefits or employee benefits not broadly available to all employees; or (D) not take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Employee Benefit Plan except for amendments, waivers or accelerations that are de minimis to the Company and its Subsidiaries, taken as a whole;

(xi)	(A) other than in the ordinary course of business consistent with past practice, not enter into any new Contract that would be a Material Contract if entered into on or prior to the date of this Agreement; or (B) not accelerate, extend, transfer, waive any right of material value under, assign, voluntarily terminate or cancel, amend, supplement or otherwise modify in any material respect any Material Contract (or Contract that would be a Material Contract if entered into on or prior to the date of this Agreement);

(xii)	not settle, compromise or commence any Proceeding, and not enter into any settlement agreement or compromise that would be binding and impose non-monetary obligations that continue after the Closing on the Company or any Subsidiary of the Company;

(xiii)	not change or alter the cash management procedures or management of working capital of the Company or any Subsidiary of the Company, including by accelerating collection of receivables or delaying payment of payables;

(xiv)	(A) not change any material method of Tax accounting, (B) not make, change or revoke any material election with respect to Taxes (except for making Tax elections required to be made periodically in a manner consistent with past practices), (C) not fail to pay material Taxes due and payable, (D) not file any amended material Tax Return, (E) not settle or compromise any material Tax Liability or surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability, (F) not enter into any closing agreement with respect to any material Tax and (G) not consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, in each case other than in the ordinary course of business consistent with past practice in all material respects;

(xv)	not sell, assign, transfer, abandon, permit to lapse, license or incur an Encumbrance (other than Permitted Encumbrances) on, or otherwise fail to maintain any Company Owned Intellectual Property, except in the ordinary course of business consistent with past practice;

(xvi)	not incorporate or otherwise use any Open Source Software in any manner that would require any Company Software, Company IT Systems or Company Owned Intellectual Property to be distributed or licensed at free or low-cost; and

(xvii)	not agree, authorize or commit to take any of the actions described in clauses (ii) through (xvi) above.

(b)	From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 8.01), except (1) as expressly contemplated or expressly required by this Agreement; (2) as required by applicable Law; or (3) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), Subscriber shall, and shall cause each of its Affiliates to:

(i)	other than in the ordinary course of business consistent with past practice, not accelerate, extend, transfer, pledge, waive any right of material value under, assign, voluntarily terminate or cancel, amend, supplement or otherwise modify in any material respect any of the Orion+ Contracts; provided that the termination, cancellation or any material change to any of the Orion+ Contracts set forth in clause (a) of the definition of Orion+ Contract shall not be deemed to be within the ordinary course of business;

(ii)	use its reasonable best efforts to (A) conduct the business of Orion+ in the ordinary course of business consistent with past practice and (B) preserve its relationships with customers and vendors of Orion+; and

(iii)	not agree, authorize or commit to take any of the actions described in clause (i) above.

5.02	Access to Information

From and after the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, afford to Subscriber and to its Representatives reasonable access, upon reasonable advance notice, to all their respective properties, books, Contracts, loan tapes, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Subscriber (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions and (b) all other information concerning its business, assets, records, properties, Taxes, Tax Returns, and personnel as Subscriber may reasonably request (in each case, in a manner not to unreasonably interfere with the normal business operations of the Company or any Subsidiary of the Company); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent or waiver of such third party to such access or disclosure, but in no event shall the Company be obligated to pay any amount of money to any Person to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any applicable Law (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). All information exchanged pursuant to this Section 5.02 shall be subject to the Confidentiality Agreement.

5.03 Confidentiality

The provisions of the Confidentiality Agreement, to the extent not inconsistent with the express terms of this Agreement, are hereby ratified, confirmed and agreed to as though fully set forth herein. The Confidentiality Agreement shall remain in effect until the Closing, at which point it shall terminate effective as of the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Notwithstanding the termination of the Confidentiality Agreement at the Closing, from and after the Closing, the Company shall hold, and shall cause its Subsidiaries and Representatives to hold, in strict confidence (and not disclose, use or provide access to any Person to), all non-public documents and non-public information concerning Subscriber or any of its Affiliates; provided that nothing in this Section 5.03 shall limit the disclosure of any documents or information (i) to the extent required by applicable Law (provided that the Company agrees to give Subscriber prior notice of such disclosure, unless prohibited by applicable Law) or (ii) to the extent reasonably necessary to enforce the Parties’ respective rights under this Agreement or any Transaction Document.

5.04	Publicity

Except for any separate or joint press releases to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that is consistent in all material respects with, and does not contain any information in addition to information contained in, prior press releases or other public disclosures made in accordance with this Section 5.04), none of the Parties shall, and each Party shall cause its Subsidiaries to not, issue any press release or otherwise make any public statements or disclosure with respect to the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the forgoing, the Parties shall be entitled to make such public statement or disclosure to the extent required by applicable Law, any Governmental Authority or the rules of any stock exchange (in which case each Party shall, to the extent practicable, consult with each other as to the timing and contents of any such public statement or disclosure).

5.05	Efforts to Consummate

(a)	Until the earlier of the Closing and the termination of this Agreement pursuant to Section 8.01, each of the Parties shall, and shall cause its controlled Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, to do, or cause to be done, and to assist and cooperate with the other party in doing, all things, necessary, proper or advisable under applicable Law to carry out the provisions of this Agreement and to consummate and make effective as promptly as reasonably practicable, on the terms and conditions set forth in this Agreement, the Transactions, including using reasonable best efforts in (i) the taking of all reasonable acts necessary to cause the applicable conditions precedent to the other Party’s obligations to consummate the Closing set forth in Article VII to be satisfied, and (ii) obtaining all authorizations, consents, Orders and approvals from Governmental Authorities prior to the Closing, and the making of all registrations and filings, and the taking of all steps, in each case, as may be required of such Party to obtain all Regulatory Approvals with respect to the Transactions. Nothing in this Section 5.05 shall require any Party or any of its respective Affiliates to (A) pay any consideration to any third-party, (B) initiate any Proceeding, (C) waive any right under this Agreement, (D) divest any Equity Interests or other ownership interests in any of their Affiliates, or (E) otherwise take or commit to take actions that would limit their freedom of action with respect to, or its ability to operate or retain, any of their Affiliates or their Affiliates businesses.

(b)	Each of the Parties shall, in consultation and cooperation with the other Parties, promptly provide the documents and information required to prepare the filings for each Regulatory Approval, and, as promptly as reasonably practicable (but in no event later than twenty (20) Business Days from the date of this Agreement), make such filings; provided that with respect to any merger control filings such twenty (20) Business Day period shall apply to the commencement of the relevant pre-notification processes; provided, further, that each Party shall provide reasonable assistance and cooperate in good faith with the other Party to ensure that the same are submitted within such period of time. Prior to the Closing, the Parties shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all Regulatory Approvals. In that regard, prior to the Closing, subject to applicable Law and the Confidentiality Agreement, each Party shall promptly consult with the other Party to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or their counsel) copies of) all filings made by such Party or its Affiliates with any Governmental Authority or any other information supplied by such Party or its Affiliates to, or correspondence with, a Governmental Authority in connection with this Agreement and the Transactions. Subject to applicable Law and the Confidentiality Agreement, each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party in writing or orally of) any communication, inquiry or investigation from any Governmental Authority regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed written or oral communication with any such Governmental Authority. If any Party or any Representative or Affiliate of such Party receives a request for additional information or documentary material from any Governmental Authority with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request. The Parties and their Affiliates shall not participate in any meeting with any Governmental Authority in connection with this Agreement and the Transactions (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Subject to applicable Law and the Confidentiality Agreement, each Party and its Affiliates shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Authority with respect to this Agreement and the Transactions, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of filings or submissions of information to any such Governmental Authority. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.05(b) as “outside counsel only” or designate any competitively sensitive material and information filed with any Governmental Authority as “confidential information” to the extent possible in accordance with the practice of any Governmental Authority. Except with respect to materials and the information filed with any Governmental Authority, materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. All filing fees incurred in connection with obtaining all Regulatory Approvals under this Section 5.05 shall be borne equally by the Parties, whether or not the Closing shall have occurred.

5.06	Transaction Litigation

Subject to entry into a customary joint defense agreement, the Company shall give Subscriber the opportunity to consult with the Company and participate in the defense or settlement of any shareholder litigation against the Company, any Subsidiary of the Company and/or their respective directors or officers (the “Company Parties”) relating to this Agreement, the Transaction Documents or the Transactions (“Transaction Litigation”). The Company shall promptly notify Subscriber in writing of any such shareholder litigation, and shall keep Subscriber reasonably informed with respect to the status thereof, including by promptly informing and providing copies to Subscriber of all Proceedings (including copies of all pleadings with respect thereto) and material correspondence relating to such shareholder litigation. None of the Company, any Subsidiary of the Company or any Representative of the Company shall compromise, settle or come to an arrangement regarding any such shareholder litigation, in each case unless Subscriber shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

5.07	Nasdaq Listing of Additional Shares

The Company shall as promptly as practicable following the date of this Agreement file with Nasdaq a listing of additional shares application covering the aggregate number of the Company Consideration Shares (including the Subscriber Company Shares, as applicable) such as to cause them, when issued, to be listed on Nasdaq.

5.08	Third-Party Consents

From the date of this Agreement until the Closing and subject to Section 5.05, each of the Parties shall, and shall cause its Subsidiaries to, use its reasonable best efforts to obtain all necessary consents required to be obtained by the such Party and any of its Subsidiaries or Affiliates from third parties in connection with the Transactions, including, in the case of the Company, the third party consents listed in Section 5.08 of the Company Disclosure Schedules and, in the case of Subscriber, the third party consents listed in Section 5.08 of the Subscriber Disclosure Schedules. Each Party shall, and shall cause its Subsidiaries and Affiliates to, consult with the other Party in connection with obtaining such consents and provide the other Party the opportunity to review and comment on the form of such consents and notices within a reasonable period of time prior to distribution to such third parties. No Party shall accept or agree to any consent conditioned on the undertaking of any obligations by such Party, its Subsidiaries or its Affiliates (whether in the form of payment, non-monetary consideration, a guarantee, any other agreements or otherwise) without the prior written consent of the other Party.

5.09	Further Assurances

From time to time, upon the reasonable request of any Party, the requested Party shall, as promptly as reasonably practicable and at the requesting Party’s expense, execute and deliver, or cause to be executed and delivered, all such further documents and instruments and shall take, or cause to be taken, all such further or other actions, as may reasonably be required to effect this Agreement and the Transactions.

5.10	Takeover Statutes

The Company and the Company Board shall (a) grant such approvals and take all actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the Transactions and (b) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

5.11	Bulk Transfer Laws

The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the transfer of any or all of the Orion+ Contracts to the Company.

5.12	Notices of Certain Events

From the date of this Agreement until the Closing, subject to applicable Law, each Party shall give prompt notice to the other Party of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any conditions set forth in Section 7.01 or Section 7.02 with respect to the Company or Section 7.01 or Section 7.03 with respect to Subscriber to not to be satisfied at any time from the date of this Agreement to the Closing, (b) any notice or other communication received by a Party from any Governmental Authority in connection with this Agreement, the Transaction Documents or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (c) in the case of the Company, any notice or other communication received by the Company from Nasdaq or any other Governmental Authority relating to its listing with Nasdaq (or any other securities market) or its registration under the Exchange Act, and (d) any claims, investigations or Proceedings commenced or, to such party’s knowledge, threatened in writing against, relating to or involving or otherwise affecting, in the case of the Company, the Company or any of its Subsidiaries or, in the case of Subscriber, the business of Orion+ or the Orion+ Contracts, in each case, that relate to this Agreement, the Transaction Documents or the Transactions. Notwithstanding anything in this Agreement to the contrary, no such notification (or failure thereof) shall affect the representations, warranties, covenants or agreements of the Parties hereto or the conditions to the obligations of the Parties hereunder.

5.13	Resignations

At or prior to the Closing, the Company and each Subsidiary of the Company shall deliver, or cause to be delivered, to Subscriber written resignation and release letters, effective as of immediately prior to the Closing, of each of the directors of the Company and its Subsidiaries requested by Subscriber in writing at least five (5) Business Days prior to the Closing, effectuating his or her resignation from such position as a member of the Company Board (or equivalent governing body) or a member of any committee of the Company Board (or equivalent governing body).

5.14	Director Appointments

Prior to the Closing, the Company shall take all actions necessary to cause the actions set forth in Section 5.14 of the Company Disclosure Schedules to be taken prior to the Closing Date. The Company shall consult with Subscriber and keep Subscriber reasonably informed of the progress of such actions, including by providing Subscriber with copies of all relevant resolutions of the Company Board effectuating such actions, as promptly as practicable following any meeting thereof.

5.15	Wrong Pockets; Payments

(a)	If after the Closing the Company or Subscriber becomes aware that any Contracts:

(i)	not intended to be transferred to the Company pursuant to this Agreement were transferred at or prior to the Closing (each, a “Held Asset”), the Company shall, and shall cause its Subsidiaries to (i) promptly assign and transfer all right, title and interest in such Held Asset to Subscriber or its designated assignee, and (ii) pending such transfer, (A) hold in trust such Held Asset and provide to Subscriber or its designated assignee all of the benefits associated with the ownership of the Held Asset, and (B) cause such Held Asset to be used or retained as may be reasonably instructed by Subscriber;

(ii)	intended to be transferred to the Company pursuant to this Agreement were not transferred at or prior to the Closing (each, an “Omitted Asset”), Subscriber shall, and shall cause its Affiliates to (i) promptly assign and transfer all right, title and interest in such Omitted Asset to the Company, and (ii) pending such transfer, (A) hold in trust such Omitted Asset and provide to the Company all of the benefits associated with the ownership of the Omitted Asset, and (B) cause such Omitted Asset to be used or retained as may be reasonably instructed by the Company.

(b)	To the extent that, after the Closing, (i) (A) Subscriber or any of its Affiliates receives any payment that is properly for the account of the Company or any of its Subsidiaries according to the terms of this Agreement (including any payment otherwise due to the Company or any of its Subsidiaries) or (B) the Company or any of its Subsidiaries makes a payment on behalf of Subscriber or any of its Affiliate(s), and provides evidence of the same to Subscriber, Subscriber shall as promptly as practicable deliver such amount to the Company, and (ii) (A) the Company or any of its Subsidiaries receives any payment that is properly for the account of Subscriber or any of its Affiliates according to the terms of this Agreement or (B) Subscriber or any of its Affiliates makes a payment on behalf of the Company or any of its Subsidiaries and provides evidence of the same to the Company, the Company shall as promptly as practicable deliver such amount to Subscriber. All amounts due and payable under this Section 5.15 shall be due and payable by the applicable Party in immediately available funds, by wire transfer to the account designated by the other Party.

5.16	Other Corporate Actions

From and after the date hereof until the Closing, the Company shall (a) take all actions necessary to cause the authorized share capital of the Company to include at all times a sufficient number of authorized but unissued Company Common Stock to satisfy the Company’s obligations to issue, allot, transfer and deliver to Subscriber the Company Consideration Shares in accordance with the terms of this Agreement, and (b) not effect any voluntary deregistration under the Exchange Act or any voluntary delisting with Nasdaq in respect of the Company Common Stock without the prior written consent of Subscriber.

5.17	Directors’ and Officers’ Exculpation

(a)	For a period of six (6) years from the Closing Date, without the prior written consent of such affected Indemnified Person, the Company and its Subsidiaries shall not, subject to applicable Law, amend, repeal or otherwise modify any provision in the Governing Documents of the Company or any of its Subsidiaries in any manner that would affect adversely the rights thereunder of any current or former director or officer of the Company and its Subsidiaries (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”) to indemnification, exculpation and advancement of expenses, as the case may be, as of the date of this Agreement, except to the extent required by applicable Law. Each of the Indemnified Persons are intended to be third-party beneficiaries of this Section 5.17, with full rights of enforcement of this Section 5.17 as if a Party.

(b)	Nothing in this Agreement is intended to, or shall be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees.

5.18	Warrant Agreements

Following the date hereof, (a) the Parties shall negotiate in good faith a warrant purchase agreement and the related warrant agreement to govern the terms on which Subscriber will agree to purchase on the Closing Date from the Company at a price equal to the VWAP of the Company’s Public Warrants for the fifteen (15)-day period immediately preceding the Closing Date a number of warrants that will each entitle Subscriber to purchase one share of Company Common Stock for $11.50 per share that is sufficient to enable Subscriber upon exercise of such warrants to maintain a percentage ownership of the Fully Diluted Outstanding Shares (which solely for purposes of this Section 5.18 shall be calculated assuming the exercise of all outstanding Company Warrants) equal to Subscriber’s percentage ownership of the Fully Diluted Outstanding Shares immediately following the Closing (such warrant purchase agreement and warrant agreement, collectively, the “Warrant Agreements”), and (b) if the number of Company Warrants outstanding as of the Closing Date would result upon exercise of all Company Warrants in Subscriber owning less than fifty one (51%) percent of the Fully Diluted Outstanding Shares (which solely for purposes of this Section 5.18 shall be calculated assuming the exercise of all outstanding Company Warrants), then the Company shall enter into the Warrant Agreements at Closing. The Parties agree that the Warrant Agreements shall be prepared based on the form of the Private Placement Warrant Purchase Agreement and Warrant Agreement attached as Exhibit H and with such modifications, amendments or supplements (i) as may be necessary to comply with applicable Laws, (ii) as may be necessary for the terms of the Warrant Agreements to be consistent with the terms of this Agreement or (iii) as may be otherwise reasonably agreed to by Subscriber and the Company.

Article VI

Tax Matters

6.01	Transfer Taxes

Any and all Transfer Taxes shall be paid one-half by the Company and one-half by Subscriber. The Party required by Law to file a Tax Return related to a Transfer Tax shall timely file such Tax Return. The Parties shall use commercially reasonable efforts to cooperate and timely prepare any Tax Returns relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. The Party that files such Tax Return shall furnish to the other Party (“Non-Filing Party”) a copy of any such Tax Return and a copy of a receipt, if applicable, showing payment of any such Transfer Taxes within ten (10) Business Days after filing the relevant Tax Return. The Non-Filing Party shall reimburse the filing Party for its share of any Transfer Taxes within five (5) Business Days of receipt of the relevant Tax Return.

Article VII

Conditions to Closing

7.01	Conditions Precedent to the Obligations of the Parties

(a)	The respective obligations of each Party under this Agreement to consummate the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver by mutual agreement of the Company and Subscriber of each of the following conditions precedent at or prior to the Closing:

(i)	No Legal Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable Law or Order (whether temporary, preliminary or permanent) (collectively, the “Legal Restraints”) that remains in effect and has the effect of restraining, enjoining or otherwise prohibiting the Closing.

(ii)	Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) shall have expired or been terminated, as applicable.

7.02	Conditions Precedent to the Obligations of Subscriber

(a)	The obligations of Subscriber under this Agreement to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Subscriber of each of the following conditions precedent at or prior to the Closing:

(i)	Representations and Warranties. (a) The Company Fundamental Representations, without giving effect to any qualifications or exceptions as to “materiality” or “Company Material Adverse Effect” set forth therein, shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such date (except for such representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date); (b) the representations and warranties of the Company contained in Section 3.04, without giving effect to any qualifications or exceptions as to “materiality” or “Company Material Adverse Effect” set forth therein, shall be true and correct in all respects (except for de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such date (except for such representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date); (c) the representations and warranties of the Company contained in Section 3.08(b) shall be true and correct in all respects at and as of the date of this Agreement; and (d) all other representations and warranties of the Company contained in Article III, without giving effect to any qualifications or exceptions as to “materiality” or “Company Material Adverse Effect” set forth therein, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such date (except for such representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except, in the case of this clause (d), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(ii)	Performance of Obligations. The Company shall have performed and complied in all material respects with all the covenants and obligations of this Agreement required to be performed and complied with by them at or prior to the Closing Date.

(iii)	No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or arisen any Company Material Adverse Effect that is continuing.

(iv)	Officer’s Certificate. Subscriber shall have received a certificate of the Company, validly executed for and on behalf of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.02(a)(i), Section 7.02(a)(ii) and Section 7.02(a)(iii) have been satisfied.

(v)	Closing Deliverables. Subscriber shall have received each of the agreements and other documents set forth in Section 2.05(b)(ii).

(vi)	Nasdaq Listing. The listing and trading of the Company Common Stock on Nasdaq shall not have been suspended; and, other than any Nasdaq deficiency notice identified in Section 7.02(a)(vi) of the Company Disclosure Schedules, no suspension shall have been threatened by Nasdaq, except for such threatened suspensions that would be cured by after giving effect to the transactions contemplated hereby or that can be cured by a reverse stock split or similar action within the control of the Company.

(vii)	Company Board. Each of the New Directors shall have been appointed to the Company Board, the applicable committees of the Company Board and the governing bodies of the Company’s Subsidiaries, in each case, effective as of the Closing Date and in accordance with the requirements set forth in Section 5.14.

(viii)	Consents. Subscriber shall have received, each in a form and substance reasonably satisfactory to Subscriber, all third party consents listed in Section 7.02(a)(viii) of the Company Disclosure Schedules.

(ix)	Warrant Agreements. The Company and Subscriber shall have entered into the Warrant Agreements on terms reasonably satisfactory to Subscriber.

7.03	Conditions Precedent to the Obligations of the Company

(a)	The obligations of the Company under this Agreement to consummate the Closing are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Company of each of the following conditions precedent at or prior to the Closing:

(i)	Representations and Warranties. (a) The representations and warranties of Subscriber contained in Section 4.01, Section 4.02(a)(i) and Section 4.04 shall be true and correct in all material respects, at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such date (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date); and (b) all other representations and warranties of Subscriber contained in Article IV, without giving effect to any qualifications or exceptions as to “materiality” or “Subscriber Material Adverse Effect” set forth therein, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date with the same effect as though made at and as of such date (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except, in the case of this clause (b), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Subscriber Material Adverse Effect.

(ii)	Performance of Obligations. Subscriber shall have performed and complied in all material respects with all the covenants and obligations of this Agreement required to be performed and complied with by them at or prior to the Closing Date.

(iii)	Officer’s Certificate. The Company shall have received a certificate of Subscriber, validly executed for and on behalf of Subscriber by a duly authorized executive officer thereof, certifying that the conditions set forth in Sections 7.03(a)(i) and Section 7.03(a)(ii) have been satisfied.

(iv)	Closing Deliverables. The Company shall have received each of the agreements and other documents set forth in Section 2.05(a)(ii).

Article VIII

Termination

8.01	Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of Subscriber and the Company;

(b)	by either Subscriber or the Company:

(i)	if the Closing shall not have occurred on or before 11:59 p.m. (Dubai time) on the Termination Date; provided that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement, directly or indirectly, causes the failure of the Transactions to be consummated prior to the Termination Date. The “Termination Date” shall mean the date that is six (6) months following the date of this Agreement; provided, however, that (A) if Closing shall not have occurred prior to the Termination Date and all the conditions to Closing, other than the conditions set forth in Section 7.01(a)(i) (solely to the extent such condition has not been satisfied due to a Legal Restraint arising under any Antitrust Law) or Section 7.01(a)(ii), shall have been satisfied or are capable of being satisfied at such time, then Subscriber or the Company may extend on one occasion the Termination Date until the date that is three (3) months after the original Termination Date by providing written notice thereof to the other Party prior to the Termination Date, and such date, as so extended, shall be the Termination Date; or

(ii)	if the condition set forth in Section 7.01(a)(i) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 5.05;

(c)	by Subscriber, if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.01(a) or Section 7.02(a) could not be satisfied as of the Closing Date; provided that Subscriber may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to perform or to be true has not been cured within forty five (45) days after written notice by Subscriber to the Company informing the Company of such breach or failure to perform or to be true, except that no cure period shall be required for a breach or failure to perform or to be true which by its nature cannot be cured prior to the Termination Date; provided, further, that Subscriber may not terminate this Agreement pursuant to this Section 8.01(c) if Subscriber is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement in any material respect.

(d)	by the Company, if Subscriber has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Subscriber has become untrue, in each case, such that the conditions set forth in Section 7.01(a) or Section 7.03(a) could not be satisfied as of the Closing Date; provided that the Company may not terminate this Agreement pursuant to this Section 8.01(d) unless any such breach or failure to perform or to be true has not been cured within forty five (45) days after written notice by the Company to Subscriber informing Subscriber of such breach or failure to perform or to be true, except that no cure period shall be required for a breach or failure to perform or to be true which by its nature cannot be cured prior to the Termination Date; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement in any material respect.

8.02	Manner and Notice of Termination; Effect of Termination

(a)	Manner of Termination. The Party terminating this Agreement pursuant to Section 8.01 (other than pursuant to Section 8.01(a)) must deliver prompt written notice thereof to the other Party specifying the provision of Section 8.01 pursuant to which this Agreement is being terminated.

(b)	Effect of Termination. In the event of termination of this Agreement by either Subscriber or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no further force or effect, without any Liability on the part of the Company or Subscriber or any direct or indirect equity holder, controlling Person, partner, member, manager, shareholder, director, officer, employee, Affiliate, agent or other Representative of such Party or such Party’s Affiliates, other than this Section 8.02(b) (Manner and Notice of Termination; Effect of Termination), Section 5.03 (Confidentiality), Article I (Definitions and Interpretation) and Article IX (Miscellaneous Provisions) which provisions shall survive the termination of this Agreement; provided that no termination of this Agreement shall relieve or release any Party from any liability for any Fraud or Willful Breach of this Agreement by such Party prior to such termination.

Article IX

Miscellaneous Provisions

9.01	Survival of Representations, Warranties, Covenants and Agreements

The Parties agree that (a) other than with respect to Willful Breach or Fraud, none of the covenants or agreements of the Parties, and (b) none of the representations or warranties of the Parties, in each case, contained in this Agreement or in any certificate delivered pursuant to this Agreement by or on behalf of any Party shall survive the Closing, except to the extent those covenants and agreements contained herein and therein that by their terms contemplate performance in whole or in part at or after the Closing, which covenants or agreements shall survive in accordance with their respective terms.

9.02	Amendments and Waivers

This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the Parties. Each Party may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement, or (c) waive compliance with any of the covenants or conditions for the benefit of such Party contained in this Agreement; provided that (i) any such extension or waiver by a Party will be valid only if set forth in a written document signed on behalf of the Party against whom such extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver and (iii) no failure or delay by a Party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.

9.03	Assignment

This Agreement and the rights and obligations hereunder may not be assigned, delegated or otherwise transferred by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided that Subscriber may assign, without the prior consent of the other Parties, all or any of its rights and obligations hereunder to any Affiliate of Subscriber so long as Subscriber continues to remain liable for all of such obligations as if no such assignment had occurred. Any attempted assignment in violation of this Section 9.03 shall be null and void and of no effect.

9.04	No Third-Party Beneficiaries

This Agreement shall be binding upon and inure solely and exclusively to the benefit of the Parties and their successors and permitted assigns, and nothing herein expressed or implied shall give, or be construed to give, to any Person, other than (a) the Parties and such successors and permitted assigns and (b) as expressly set forth in Section 5.17, any legal or equitable right, benefit, remedies or claims of any nature whatsoever under or with respect to this Agreement or any provisions hereof.

9.05	Expenses

Except as otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the Transactions shall be paid by the Party incurring such fees, costs or expenses, whether or not such Transactions are consummated.

9.06	Notices

All notices, consents, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand, (b) when received by the addressee if sent by an internationally recognized courier (receipt requested), or (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.06):

(a)	if to the Company, to:

Anghami Inc.

122-16th Floor, Al-Khatem Tower

WeWork Hub71Abu Dhabi Global Market Square

Al Maryah Island, Abu Dhabi

United Arab Emirates Attention: Elias Habib

E-mail: [***]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Attention: Blake Redwine, Esq. and Ayse Yüksel Mahfoud, Esq.

E-mail:  blake.redwine@nortonrosefulbright.com

ayse.yuksel@nortonrosefulbright.com

(b)	if to Subscriber, to:

Orionplus 2

OSN Building, Dubai Media City

Dubai UAE

Attention: General Counsel

E-mail: [***]

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attention: Paul K. Humphreys, Esq.

E-mail: Paul.Humphreys@freshfields.com

9.07	Entire Agreement

This Agreement (including all Exhibits, Schedules and Annexes to this Agreement and the Company Disclosure Schedules and any schedule or annex thereto) and the Transaction Documents (together with any joinders or other agreements entered into in connection therewith), contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings (whether oral or written) between the Parties and their respective Affiliates with respect to the subject matter hereof and thereof. The Parties, on their own behalf and on behalf of their Affiliates, agree that the Standstill Agreement shall immediately terminate effective as of the date hereof and be of no further force or effect.

9.08	Severability

If any term or other provision of this Agreement (or any portion thereof) or the application of any such term or provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a Governmental Authority of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof (or the remaining portion thereof) or the application of such term provision to any other Persons or circumstances which shall remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner adverse to any Party or such Party waives its rights under this Section 9.08 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable term or provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

9.09	Specific Performance

The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Transactions, in each case, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

9.10	Governing Law

This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Subscriber or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

9.11	Disputes; Arbitration

(a)	The provisions of this Section 9.11 apply to any dispute, controversy, conflict or claim, including any claim in tort, in equity or pursuant to statute, arising out of, in relation to or in connection with this Agreement or any Transactions, including any questions regarding its existence, validity, interpretation, scope, performance, enforceability or termination (“Dispute”).

(b)	A Party claiming that a Dispute has arisen shall give written notice to the other Party setting out such Party’s factual and legal basis for the Dispute (a “Dispute Notice”). Within fourteen (14) days after receipt of the Dispute Notice, the receiving Party shall provide a written response setting out its position regarding the Dispute, including the factual and legal basis therefor. Upon receipt of the Dispute Notice, the Parties shall use commercially reasonable efforts to settle the Dispute, including by having their respective designated senior representatives negotiate in good faith. If the Dispute is not resolved within forty five (45) days of receipt of the Dispute Notice or such further period as the relevant Parties shall agree in writing, the Dispute shall be resolved through arbitration as provided below.

(c)	Any Dispute not resolved pursuant to Section 9.11(b) above shall be referred to and finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”), as modified herein or as may be otherwise agreed by the relevant Parties in writing. Either Party to the Dispute may initiate the arbitration process.

(d)	The number of arbitrators shall be three (3). Claimant shall nominate one (1) arbitrator in its request for arbitration, and respondent shall nominate one (1) arbitrator within thirty (30) days of the receipt of the request for arbitration. The third arbitrator, who shall be the chair of the tribunal, shall be nominated by the two (2) party-nominated arbitrators within 30 days after the nomination of the later-nominated arbitrator. The Parties agree that the chairperson of the tribunal shall be qualified to practice law in a common law jurisdiction and may be a U.S. national.

(e)	The place and the seat of the arbitration shall be New York, NY, and the language of the arbitration shall be English. All documents submitted in connection with the arbitration shall be in English, or, if in another language, accompanied by an English translation.

(f)	Notwithstanding anything to the contrary in this Section 9.11, and without limiting the scope of any provision in the ICC Rules, each Party (i) shall have the right to seek pre-arbitral preliminary, interim, conservatory or interlocutory relief or injunctions directly before any court of competent jurisdiction, and (ii) submits to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, NY for the purposes set forth in Section 9.11(f)(i). For purposes of this Section 9.11(f), each Party hereby consents to service of process in any such Proceeding in any manner permitted by the Laws of New York and further consents to service of process in the manner and at the address provided for notices in Section 9.06.

(g)	All aspects of any arbitration hereunder, including the existence and nature of the Dispute, the pleadings and the venue and timing of resolution, shall be confidential and not disclosed by a Party to any third-party, except as required by applicable Law, to fulfill a legal duty, including under lending agreements, or to protect or pursue a legal right, or enforce or challenge an award. Each Party shall ensure that fact and expert witnesses, Party employees, lawyers and consultants involved in the arbitration (or retained to assist a Party), or any other individual who participates in some form in the arbitration, agree to be bound by these confidentiality obligations.

(h)	Notwithstanding anything to the contrary contained in Section 9.05, any costs, fees or Taxes incident to enforcing the award shall, to the maximum extent permitted by Law, be charged against the Party resisting such enforcement.

(i)	Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets or properties.

9.12	Waiver of Jury Trial

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH PARTY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13	Counterpart Execution and Facsimile Delivery

This Agreement may be executed and delivered (including by portable document format (PDF) transmission) in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

9.14	Non-Recourse

Except as expressly set forth in the Confidentiality Agreement or the Transaction Documents, all causes of action or Proceedings (whether in contract or in tort, in equity or at Law, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, preparation, execution, delivery, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be brought only against (and are those solely of) the Persons that are expressly identified as Parties in the preamble of this Agreement (each, a “Contracting Party”). No Person who is not a Contracting Party, including any past, present or future direct or indirect equity holder or Representative of such Contracting Party or any Representative of any of the foregoing (the “Non-Recourse Party”), shall have any Liability or other obligation (whether in contract or in tort, in equity or at Law, or granted by statute) for any cause of action or Proceeding arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, preparation, execution, delivery, performance, or breach (except as expressly set forth in the Confidentiality Agreement or the Transaction Documents); and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such causes of action and Proceedings against any such Non-Recourse Party. Without limiting the generality of the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all causes of action or Proceedings that may otherwise be brought in equity or at Law, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability or other obligation of any Contracting Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 9.14 shall waive or release any Liability, obligation, cause of action or Proceeding under, or preclude any party to the Confidentiality Agreement or any Transaction Document from making any claim under, the Confidentiality Agreement or any Transaction Documents, to the extent permitted therein and pursuant to the terms thereof (and subject to the applicable limitations set forth therein).

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Company and Subscriber has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.

ORIONPLUS2

By:	/s/ Joe Kawkabani
Name:	Joe Kawkabani
Title:	CEO

anghami inc.

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	CEO

[Signature Page to Transaction Agreement]

Schedule B

Cash Contribution Amount

[***]

a)	If Closing occurs on or before January 31, 2024, then an amount in cash equal to $50,000,000 and the number of shares of Company Common Stock issued to Subscriber shall be 40,684,734 or, if such number would equate to less than 56.24% of the Fully Diluted Outstanding Shares as at the Closing Date, such greater number of shares of Company Common Stock as would equate to 56.24% of the Fully Diluted Outstanding Shares as at the Closing Date; provided that if Closing occurs after 11:59 p.m. (Dubai time) on January 31, 2024, but on or before 11:59 p.m. (Dubai time) on February 29, 2024, then the amount in cash, number of shares of Company Common Stock and percentage of Fully Diluted Outstanding Shares shall each decrease proportionally on a daily basis based on a linear interpolation between $50,000,000 and $43,000,000 for the amount in cash, 40,684,734 and 38,766,935 for the number of shares of Company Common Stock and 56.24% and 55.05% for the percentage of the Fully Diluted Outstanding Shares;

b)	If Closing occurs on February 29, 2024, then an amount in cash equal to $43,000,000 and the number of shares of Company Common Stock issued to Subscriber shall be 38,766,935 or, if such number would equate to less than 55.05% of the Fully Diluted Outstanding Shares as at the Closing Date, such greater number of shares of Company Common Stock as would equate to 55.05% of the Fully Diluted Outstanding Shares as at the Closing Date; provided that if Closing occurs after 11:59 p.m. (Dubai time) on February 29, 2024, but on or before 11:59 p.m. (Dubai time) on March 31, 2024, then the amount in cash, number of shares of Company Common Stock and percentage of Fully Diluted Outstanding Shares shall each decrease proportionally on a daily basis based on a linear interpolation between $43,000,000 and $38,000,000 for the amount in cash, 38,766,935 and 37,397,079 for the number of shares of Company Common Stock and 55.05% and 54.16% for the percentage of the Fully Diluted Outstanding Shares;

c)	If Closing occurs on March 31, 2024, then an amount in cash equal to $38,000,000 and the number of shares of Company Common Stock issued to Subscriber shall be 37,397,079 or, if such number would equate to less than 54.16% of the Fully Diluted Outstanding Shares as at the Closing Date, such greater number of shares of Company Common Stock as would equate to 54.16% of the Fully Diluted Outstanding Shares as at the Closing Date; provided that if Closing occurs after 11:59 p.m. (Dubai time) on March 31, 2024, but on or before 11:59 p.m. (Dubai time) on April 30, 2024, then the amount in cash, number of shares of Company Common Stock and percentage of Fully Diluted Outstanding Shares shall each decrease proportionally on a daily basis based on a linear interpolation between $38,000,000 and $31,000,000 for the amount in cash, 37,397,079 and 35,479,280 for the number of shares of Company Common Stock and 54.16% and 52.85% for the percentage of the Fully Diluted Outstanding Shares;

d)	If Closing occurs on April 30, 2024, then an amount in cash equal to $31,000,000 and the number of shares of Company Common Stock issued to Subscriber shall be 35,479,280 or, if such number would equate to less than 52.85% of the Fully Diluted Outstanding Shares as at the Closing Date, such greater number of shares of Company Common Stock as would equate to 52.85% of the Fully Diluted Outstanding Shares as at the Closing Date; provided that if Closing occurs after 11:59 p.m. (Dubai time) on April 30, 2024, but on or before 11:59 p.m. (Dubai time) on May 31, 2024, then the amount in cash, number of shares of Company Common Stock and percentage of Fully Diluted Outstanding Shares shall each decrease proportionally on a daily basis based on a linear interpolation between $31,000,000 and $25,000,000 for the amount in cash, 35,479,280 and 33,835,452 for the number of shares of Company Common Stock and 52.85% and 51.66% for the percentage of the Fully Diluted Outstanding Shares;

e)	If Closing occurs on May 31, 2024, then an amount in cash equal to $25,000,000 and the number of shares of Company Common Stock issued to Subscriber shall be 33,835,452 or, if such number would equate to less than 51.66% of the Fully Diluted Outstanding Shares as at the Closing Date, such greater number of shares of Company Common Stock as would equate to 51.66% of the Fully Diluted Outstanding Shares as at the Closing Date; provided that if Closing occurs after 11:59 p.m. (Dubai time) on May 31, 2024, but on or before 11:59 p.m. (Dubai time) on June 30, 2024, then the amount in cash, number of shares of Company Common Stock and percentage of Fully Diluted Outstanding Shares shall each decrease proportionally on a daily basis based on a linear interpolation between $25,000,000 and $19,000,000 for the amount in cash, 33,835,452 and 32,191,625 for the number of shares of Company Common Stock and 51.66% and 50.42% for the percentage of the Fully Diluted Outstanding Shares; or

f)	If Closing occurs after 11:59 p.m. (Dubai time) on June 30, 2024, then an amount in cash equal to $19,000,000 and the number of shares of Company Common Stock issued to Subscriber shall be 32,191,625 or, if such number would equate to less than 50.42% of the Fully Diluted Outstanding Shares as at the Closing Date, such greater number of shares of Company Common Stock as would equate to 50.42% of the Fully Diluted Outstanding Shares as at the Closing Date.

Exhibit A

Form of Assignment and Assumption Agreement

[Omitted]

Exhibit B

Form of Orion+ Carriage Agreement”

[Omitted]

Exhibit C

Form of Shared Services Agreement

[Omitted]

Exhibit D

Form of Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

BY AND BETWEEN

ORIONPLUS2

and

ANGHAMI INC.

Dated as of [●]

i

ii

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of [●] (this “Agreement”) by and between Orionplus2, an exempted company incorporated in the Cayman Islands with limited liability, with registration No. 404857, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (“Subscriber”) and Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability, with registration No. 372207, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Transaction Agreement.

WHEREAS, prior to the execution of this Agreement, the Company and Subscriber entered into that certain Transaction Agreement, dated as of 21 November 2023 (the “Transaction Agreement”), pursuant to which, among other things, Subscriber will acquire from the Company the Company Consideration Shares, all upon the terms and subject to the conditions set forth in the Transaction Agreement; and

WHEREAS, in connection with the closing of the transactions contemplated by the Transaction Agreement, the Company and Subscriber desire to enter into this Agreement to, among other things, provide for the management and governance of the Company and set forth certain rights and obligations in respect of the Company Consideration Shares generally.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements, covenants, representations, and warranties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

Article I
Definitions

Section 1.01 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise. Notwithstanding the foregoing, no Person other than Panther Media Group Limited and its direct and indirect Subsidiaries shall be deemed an Affiliate of Subscriber.

“Agreement” shall have the meaning set forth in the Preamble.

“Beneficially Owned” or “Beneficial Owner” means to have “beneficial ownership” of any securities within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date of this Agreement.

“Blackout Period” shall have the meaning set forth in Section 4.03(b).

“Business Day” means a day, other than a Saturday or Sunday or other day on which commercial banks are authorized or required by applicable Law to close in Dubai, United Arab Emirates or New York City, New York.

“Business Plan” shall have the meaning set forth in Section 3.05.

“Chairman” means the chairperson of the Company Board.

“Commission” means the United States Securities and Exchange Commission or any successor agency.

“Company” shall have the meaning set forth in the Preamble.

“Company Board” means the board of directors of the Company.

“Demand Registration Statement” shall have the meaning set forth in Section 4.02.

“Demand Request” shall have the meaning set forth in Section 4.02.

“Director” means a member of the Company Board.

“Equity Issuance” means any issuance, sale or placement of any Ordinary Shares or other Equity Interests of the Company or any of its Subsidiaries, and any issuance, sale or placement of any other securities, including notes, debentures or other Indebtedness, of the Company or any of its Subsidiaries that are convertible or exchangeable into, or exercisable for, Ordinary Shares or other Equity Interests of the Company or any of its subsidiaries, other than securities issued (a) to managers, officers, Directors or employees of the Company or any of its Subsidiaries pursuant to an equity option, equity purchase or equity bonus plan, agreement or arrangement; provided, that any of the foregoing plans, agreements and arrangements are approved by the Company Board (or a duly authorized committee thereof), (b) in connection with any share split or share dividend (including dividends on preferred shares whether in the form of Ordinary Shares or preferred shares) paid on a proportionate basis to all holders of the affected class of share capital or recapitalization approved by the Company Board, (c) as consideration in any direct or indirect acquisition (of shares or assets) or business combination by the Company or any of its Subsidiaries whether by merger, asset purchase, share purchase or other reorganization, and (d) in connection with the issuance of Ordinary Shares upon conversion or exercise of the Company’s or any of its Subsidiaries’ notes, debentures or other Indebtedness or any outstanding warrants (in each case, existing as of the date of this Agreement) in accordance with the terms of such notes, debentures, other Indebtedness or warrants.

“Equity Issuance Price” means, with respect to any Equity Issuance, the same price per share offered to other investors in such Equity Issuance; provided that if such Equity Issuance is an Underwritten Offering, such price shall be the price offered to the public in such Underwritten Offering, net of any underwriters’ discounts or commissions applicable to such publicly offered shares so long as the Company is not required to pay any underwriters’ discounts or commissions with respect to any shares purchased by Subscriber.

“Exchange Act“ means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“F-3/S-3 Eligible” shall have the meaning set forth in Section 4.01.

“FINRA” means the Financial Industry Regulatory Authority.

“Freely Transferable” shall mean, with respect to the Ordinary Shares, the time at which (a) such Ordinary Shares may be sold to the public pursuant to Rule 144 by a Person that is not an “affiliate” (as defined in Rule 144) of the Company without regard to any of the conditions specified therein (other than the holding period requirement in paragraph (d) of Rule 144 so long as such holding period requirement is satisfied at such time of determination); and (b) either (i) such certificate for Ordinary Shares does not bear any restrictive legends relating to the Securities Act, or (ii) the Company has advised the holder of such Ordinary Shares that upon presentation of adequate proof of non-affiliate status, such legend would be removed.

“Indemnifying Party” shall have the meaning set forth in Section 7.03(a).

“Inspectors” shall have the meaning set forth in Section 4.07(a)(viii).

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act.

“Legacy Directors” means Elie Habib and Eddy Maroun.

“Losses” shall have the meaning set forth in Section 7.01.

“Maximum Number” shall have the meaning set forth in Section 4.05.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Offering Expenses” shall have the meaning set forth in Section 4.08.

“Other Holder” shall have the meaning set forth in Section 4.05.

“Ordinary Shares” means the Company’s common ordinary shares with a per share par value of $0.0001.

“Parties” means the parties to this Agreement, together with such Persons who become a party to or bound by the provisions of this Agreement in accordance with the terms hereof (including pursuant to the execution of customary joinder documentation reasonably acceptable to Subscriber and the Company).

“Person” means any individual, corporation, partnership (exempt, general or limited), limited liability company, association, trust, joint venture or other entity or organization or any Governmental Authority.

“Piggyback Registration” shall have the meaning set forth in Section 4.04.

“Piggyback Request” shall have the meaning set forth in Section 4.04.

“Piggyback Securities” shall have the meaning set forth in Section 4.04.

“Pro Rata Portion” means, with respect to Subscriber and its Subsidiaries at a given time and with respect to a given Equity Issuance, a number of Ordinary Shares, other share capital or other securities of the Company to be issued, sold or placed in the Equity Issuance equal to the product of (a) the number of Ordinary Shares, other share capital or other securities proposed to be issued, sold or placed in the Equity Issuance, multiplied by (b) a fraction, the numerator of which is the aggregate number of Ordinary Shares immediately prior to the Equity Issuance, and the denominator of which is the aggregate number of Ordinary Shares outstanding immediately prior to the Equity Issuance, in each case calculated on a fully diluted basis.

“Proceeding” means any action, cause of action, bid protest, investigation, claim, hearing, lawsuit, arbitration, litigation, suit or other similar proceeding (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private), in each case, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Records” shall have the meaning set forth in Section 4.07(a)(viii).

“Registrable Securities” means any Ordinary Shares currently owned or hereafter acquired by Subscriber or its Affiliates. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (a) a registration statement registering such securities under the Securities Act has been declared effective and such securities have been sold or otherwise transferred by the holder thereof pursuant to such effective registration statement; (b) such securities are sold in accordance with Rule 144 (or any successor provision) promulgated under the Securities Act; (c) when such securities have become Freely Transferable; or (d) when such securities cease to be outstanding.

“Registration Expenses” shall have the meaning set forth in Section 4.08.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants or advisors (including attorneys, accountants, bankers and financial advisors).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Holders” shall have the meaning set forth in Section 4.07(a)(i).

“Shareholder” means each holder of Ordinary Shares who becomes a party to or bound by the provisions of this Agreement in accordance with the terms hereof (including pursuant to the execution of customary joinder documentation reasonably acceptable to Subscriber and the Company).

“Subscriber” shall have the meaning set forth in the Preamble.

“Subsidiary” means, with respect to a Party, any Person of which (a) such Party or any other Subsidiary of such Party is a managing member or general partner, (b) at least a majority of the securities or other Equity Interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries or (c) at least a majority of the Equity Interests is directly or indirectly owned or controlled by such Party or by any one or more of such Party’s Subsidiaries, or by such Party and one or more of its Subsidiaries.

“Takedown Prospectus Supplement” shall have the meaning set forth in Section 4.01.

“Takedown Request” shall have the meaning set forth in Section 4.01.

“Transaction Agreement” shall have the meaning set forth in the Preamble.

“Underwriting Agreement” means any underwriting agreement between the Company and the underwriters named therein.

“Underwritten Offering” shall have the meaning set forth in Section 4.01.

“Votes” means the number of votes entitled to be cast generally in the election of Directors.

“Voting Power” means, as of any date of determination, the ratio, expressed as a percentage, of (a) the number of Votes underlying the Voting Securities Beneficially Owned by Subscriber and its Affiliates to (b) the aggregate Votes entitled to be cast by all holders of the then-outstanding Voting Securities.

“Voting Securities” means, together, (a) the Ordinary Shares and (b) any other class of share capital or other securities of the Company which may be issued and outstanding on or after the date hereof (other than the Ordinary Shares) that are entitled to vote generally in the election of Directors.

Section 1.02 Construction. For the purposes of this Agreement, unless expressly provided otherwise:

(a) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined;

(b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

(c) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(d) references to any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws, and to any rules or regulations promulgated thereunder;

(e) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns;

(f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(g) all references herein to Articles, Sections, Exhibits, Schedules and Annexes shall be construed to refer to Articles, Sections of, Exhibits and Schedules and Annexes to, this Agreement;

(h) the headings, captions and table of contents for this Agreement are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement;

(i) references in this Agreement to “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if;”

(j) the use of “or” is not exclusive unless expressly indicated otherwise;

(k) references to the words “day” and “days” refer to calendar day(s);

(l) references to sums of money are expressed in the lawful currency of the United States of America, and “$”, “US$” and “Dollars” refer to U.S. Dollars; and

(m) if any period referred to herein expires on a day which is not a Business Day, or any event or condition is required by the terms of this Agreement to occur or be fulfilled (including the making of any payment required hereunder) on a day which is not a Business Day, such period shall expire on or such event or condition shall not be required to occur or be fulfilled until, as the case may be, the next succeeding Business Day.

Section 1.03 No Presumption. The Parties have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II
Representations and Warranties

Section 2.01 Representations and Warranties of the Company. The Company represents and warrants to Subscriber that as of the date hereof:

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. The Company is qualified to do business and is in good standing in the jurisdictions in which the conduct of its business or locations of its assets or properties makes such qualification necessary, except where the failure to be so qualified to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized and approved by all necessary corporate action and no other corporate action on the part of the Company (including any governing body, Shareholder or other equityholder of the Company) is necessary to authorize the execution and delivery by the Company of this Agreement or the performance by the Company of its obligations hereunder.

(c) This Agreement has duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject in each case to the Bankruptcy and Equity Exceptions.

(d) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not and will not (i) violate, conflict with or result in the breach of any provision of the Governing Documents of the Company; (ii) contravene, conflict with or violate any Law or Order applicable to the Company or by which the Company or any of the assets or properties of the Company is bound or subject; or (iii) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract or Permit, except in the case of clauses (ii) and (iii) for any such breaches, defaults, rights or Encumbrances that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 2.02 Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company that as of the date hereof:

(a) Subscriber is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of the Cayman Islands and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted.

(b) Subscriber has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Subscriber of this Agreement and the performance by Subscriber of its obligations hereunder have been duly authorized and approved by all necessary corporate action and no other corporate action on the part of Subscriber (including any governing body, shareholder or other equityholder of Subscriber) is necessary to authorize the execution and delivery by Subscriber of this Agreement or the performance by Subscriber of its obligations hereunder.

(c) This Agreement has been duly executed and delivered by Subscriber, constituting a legal, valid and binding agreement of Subscriber, enforceable against Subscriber in accordance with its terms, subject in each case to the Bankruptcy and Equity Exceptions.

(d) The execution and delivery by Subscriber of this Agreement and the performance by Subscriber of its obligations do not and will not (i) violate, conflict with or result in the breach of any provision of the Governing Documents of Subscriber; (ii) contravene, conflict with or violate any Law or Order applicable to Subscriber or by which Subscriber or any of the assets or properties of Subscriber is bound or subject; or (iii) violate, conflict with, result in any breach of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would become a default) under, or result in the loss of any right or benefit under, or result in the creation or imposition of any Encumbrance (other than a Permitted Encumbrance) on, require any consent, approval or waiver under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Material Contract or Permit of Subscriber, except in the case of clauses (ii) and (iii) for any such breaches, defaults, rights or Encumbrances that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect.

Article III
Corporate Governance

Section 3.01 Initial Company Board. As of immediately following the Closing Date, the Company Board shall initially have seven (7) Directors, comprised of four (4) individuals designated by Subscriber (which shall include the Chairman of the Company) (the “Subscriber Directors”), the Legacy Directors and one (1) individual designated by mutual agreement of the Company and Subscriber prior to the Closing Date, with Subscriber’s agreement not to be unreasonably withheld.

Section 3.02 Continued Board Representation.

(a) For so long as this Agreement is in effect, subject to Section 3.02(h), the Company and each Shareholder shall take all necessary actions within their respective control (including voting or causing to be voted all of the Voting Securities held of record by each Shareholder or Beneficially Owned by each Shareholder) so as to cause the following Directors to be appointed or elected to the Company Board (“Subscriber Designees”), and to cause such Directors to continue in office:

(i) a number of Subscriber Designees that is equal to at least a majority of the Company Board shall be individuals designated by Subscriber, for so long as Subscriber’s Voting Power is 50% or more; and

(ii) a number of Subscriber Designees that is equal to at least one Subscriber Designee shall be individuals designated by Subscriber, for so long as Subscriber’s Voting Power is at least 10%.

For the avoidance of doubt, nothing in this Section 3.02(a) shall limit in any way Subscriber’s rights to appoint or elect to the Company Board such number of Directors as Subscriber may be entitled to appoint or elect under the Governing Documents of the Company or applicable Law.

(b) Subscriber shall have the right to designate the Chairman of the Company.

(c) At the 2024 annual general meeting of Shareholders, the Company and each Shareholder shall take all necessary actions within their respective control (including voting or causing to be voted all of the Voting Securities held of record by each Shareholder or Beneficially Owned by each Shareholder) so as to cause each of the Legacy Directors to be appointed as a Director. The obligations of this Section 3.02(c) may not be repealed, amended or otherwise modified in any manner adverse to the Legacy Directors without the written consent of the Legacy Directors, except as required by applicable Law. Each of the Legacy Directors is intended to be a third-party beneficiary of this Section 3.02(c), with full rights of enforcement of this Section 3.02(c) as if a Party.

(d) Each Subscriber Designee and Legacy Director shall not be prohibited or disqualified from serving as a Director pursuant to any applicable rule or regulation of the SEC, Nasdaq or any other applicable stock exchange on which securities of the Company are listed or by applicable law.

(e) In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any Director previously designated by Subscriber, (i) Subscriber shall have the right to promptly designate a replacement for such Director, and (ii) the Company shall take all necessary actions to cause the vacancy created thereby to be filled as promptly as possible by a new designee of Subscriber. The Company shall not take any action to remove from the Company Board any Director designated by Subscriber without the prior written consent of Subscriber, other than for cause.

(f) The Company shall include each Subscriber Designee in accordance with Section 3.02(a) in the Company’s slate of nominees for election to the Company Board (or if any such Subscriber Designee is not qualified, available, eligible or willing to stand for election or serve as a Director for any reason, then Subscriber shall have the right to appoint a replacement for such Subscriber Designee) for the applicable meeting of the Company’s Shareholders and shall take all necessary actions to cause the appointment of each such designee to the Company Board, including nominating, supporting and recommending that, and soliciting proxies from, the holders of Voting Securities to vote in favor of each of Subscriber Designee at any meeting of the Company’s Shareholders. Subscriber shall not be required to comply with the advance notice provisions generally applicable to the nomination of Directors by the Company.

(g) Neither the Company Board nor any committee thereof shall designate a Person as a nominee for election or appointment to the Company Board until Subscriber has been afforded the opportunity and reasonable time to exercise its rights to appoint the Subscriber Designees (or replacements thereof) in accordance with the terms of this Agreement.

(h) The Company agrees that it shall not increase or decrease the size of the Company Board without the prior written approval of Subscriber or the Subscriber Directors, as applicable.

(i) Elias Nabil Habib shall be appointed as the Chief Executive Officer of the Company, effective as of immediately following the Closing Date.

Section 3.03 Committees. For so long as this Agreement is in effect, the Company shall take all necessary actions within its control at any given time so as to cause to be appointed to any committee of the Company Board a number of Directors designated by Subscriber that is up to the number of Directors that is proportionate (rounding up to the next whole Director) to the representation that Subscriber is entitled to designate to the Company Board under this Agreement, to the extent such Directors are permitted to serve on such committees under the applicable rules of the Commission and Nasdaq or by any other applicable stock exchange. It is understood by the Parties that Subscriber shall not be required to have its Directors represented on any committee and any failure to exercise such right in this section in a prior period shall not constitute any waiver of such right in a subsequent period. No committee of the Company Board shall have more than three (3) members unless otherwise agreed in writing by Subscriber.

Section 3.04 Information. For so long as Subscriber holds 5% or more of the Voting Power, (a) Subscriber shall have the right to interview and consult with any officers or Representatives of the Company or its Subsidiaries with respect to the Company’s and its Subsidiaries’ business and financial matters, including management’s proposed annual operating plans, and, upon request, members of management will meet with Representatives of Subscriber at mutually agreeable times and places for such consultation, including to review progress in achieving such plans; (b) the Company shall furnish, or cause to be furnished to, Subscriber all available financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries (including any Business Plan) as Subscriber may reasonably request, and in any event, if a Director designed by Subscriber is then serving as a Director, with all information provided to Directors; and (c) Subscriber shall have the right, upon reasonable advance notice, to inspect all books and records and properties of the Company and its Subsidiaries at any time.

Section 3.05 Business Plan. A detailed business plan containing detailed budget and cash flows (as in effect from time to time, the “Business Plan”) of the Company and its Subsidiaries for the period ending on December 31, 2024 is attached as Schedule A.1 Beginning for the fiscal year ending on December 31, 2025, and for each subsequent fiscal year, not later than forty-five (45) days prior to the beginning of such fiscal year, a majority of the Company Board shall approve the Business Plan for such fiscal year.

[1]	Note to Draft: Business plan to be included.

Article IV
Registration Rights

Section 4.01 Shelf Registration. The Company shall file as promptly as practicable (but no later than thirty (30) days after the date of this Agreement), and shall thereafter use its reasonable best efforts to make and keep effective (including by renewing or refiling upon expiration) until such time that there are no longer any Registrable Securities outstanding, a shelf registration statement permitting the resale from time to time on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (or any successor rule thereto) by Subscriber and its Affiliates of the Registrable Securities, which registration statement shall be filed on (a) Form F-3 or Form S-3, as applicable, or any similar short-form registration statement that may be available at such time, if the Company is then eligible to register a secondary offering on such form (“F-3/S-3 Eligible”), or (b) Form F-1 or Form S-1, as applicable, or any similar long-form registration statement that may be available at such time, if the Company is not then S-3 Eligible. The resale shelf registration statement required by this Section 4.01 shall remain effective as long as any of the Ordinary Shares registered thereon remain Registrable Securities. Once such shelf registration statement has become effective, if the Company is F-3/S-3 Eligible, the Company shall, as promptly as reasonably practicable following the written request of Subscriber for a firm commitment underwritten offering of Registrable Securities (an “Underwritten Offering”) pursuant to such shelf registration statement with anticipated aggregate gross proceeds of at least $10 million (a “Takedown Request”), file a prospectus supplement (a “Takedown Prospectus Supplement”) to such shelf registration statement filed under Rule 424 promulgated under the Securities Act with respect to such Underwritten Offering. Subscriber agrees to provide the Company with such information in connection with a Takedown Request as may be reasonably requested by the Company to facilitate such Takedown Request. A Takedown Request may include a request to consummate a block trade, bought deal, or overnight transaction, in addition to an Underwritten Offering.

Section 4.02 Demand Registrations. At any time at which time the shelf registration statement required pursuant to Section 4.01 shall not be available for the resale of the Registrable Securities or an Underwritten Offering, including if for any reason the Company shall be ineligible to maintain or use a shelf registration statement for a secondary offering, the Company shall, as promptly as reasonably practicable following the written request of Subscriber or any of its Affiliates for registration under the Securities Act of all or part of the Registrable Securities (a “Demand Request”), file a registration statement with the SEC (a “Demand Registration Statement”) with respect to resales of the Registrable Securities pursuant to Subscriber’s or any of its Affiliates’ intended method of distribution thereof or an Underwritten Offering with anticipated aggregate gross proceeds for at least $10 million, and shall, subject to the terms of this Article IV, use its reasonable best efforts to cause such Demand Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof; provided that such Demand Registration Statement shall be filed on (a) Form F-3 or Form S-3, as applicable, or any similar short-form registration statement that may be available at such time for a secondary offering, if the Company is then F-3/S-3 Eligible, or (b) Form F-1 or Form F-1, as applicable, or any similar long-form registration statement that may be available at such time, if the Company is not then F-3/S-3 Eligible. Each Demand Request shall specify the number of Registrable Securities to be registered and the intended method or methods of distribution thereof. Subscriber agrees to provide the Company with such information in connection with a Demand Request as may be reasonably requested by the Company to facilitate such Demand Request.

Section 4.03 Registration Obligations.

(a) Any Takedown Request or Demand Request may be revoked by notice from Subscriber to the Company at any time prior to pricing of the offering, in the case of a Takedown Request, or the effective date of the Demand Registration Statement, in the case of a Demand Request. Subscriber may not make more than one Takedown Request or Demand Request in any seventy (70)-day period, including any Takedown Request or Demand Request that has been revoked as set forth in this Section 4.03(a), it being understood that (i) if any Underwritten Offering is consummated pursuant to a Takedown Request or a Demand Request, such seventy (70)-day period shall commence on the closing date of such offering and (ii) the Company shall not be obligated to effect any Takedown Request or Demand Request if, as of the date of the request, at least three Underwritten Offerings have been consummated within the trailing twelve (12) month period pursuant to a Takedown Request and/or Demand Request.

(b) Notwithstanding anything in this Agreement to the contrary, the Company shall be entitled to postpone and delay, for reasonable periods of time not in excess of forty-five (45) days in any three hundred and sixty-five (365) day period, but in no event more than twice in any three hundred and sixty-five (365) day period (a “Blackout Period”), the filing or effectiveness of any Takedown Prospectus Supplement or Demand Registration Statement or the offer or sale of any Registrable Securities thereunder if, in the good faith judgment of the Company Board, such filing or the offering or sale of any Registrable Securities thereunder would (i) require disclosure of material non-public information which, if disclosed at such time, would not be in the best interests of the Company and its Shareholders, or (ii) have a material adverse effect on the Company such that the Company Board concludes as a result that it is essential to defer the filing of such Takedown Prospectus Supplement or Demand Registration Statement at such time, then in each case the Company shall furnish to the Subscriber a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Company Board it would have a material adverse effect on the Company for such Takedown Prospectus Supplement or Demand Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Takedown Prospectus Supplement or Demand Registration Statement; provided that in the event that the Company proposes to register Ordinary Shares, whether or not for sale for its own account, during a Blackout Period, Subscriber and its Affiliates shall have the right to exercise its rights under Section 4.04 with respect to such registration, subject to the limitations contained in this Agreement on the exercise of such rights. Upon written notice by the Company to Subscriber of any such determination, Subscriber shall, except as required by applicable Law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such notice strictly confidential, and during any Blackout Period, promptly halt any offer, sale, trading or transfer by it of any Ordinary Shares for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering such Registrable Securities for the duration of the Blackout Period set forth in such notice (or until such Blackout Period shall be earlier terminated in writing by the Company) and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement.

(c) In connection with any offering pursuant to a Takedown Request or a Demand Registration Statement, the managing underwriter(s) for such offering shall be selected by Subscriber, subject to approval by the Company (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 4.04 Piggyback Registration. If the Company at any time proposes or is required to register any Ordinary Shares under the Securities Act on its behalf or on behalf of any of its Shareholders (other than pursuant to Section 4.01 or Section 4.02), on a form and in a manner that would permit registration of the Registrable Securities (other than in connection with dividend reinvestment plans, rights offerings or a registration statement on Form F-4/S-4, F-6 or S-8 or any similar successor form), the Company shall give Subscriber written notice of its intent to do so not less than fifteen (15) Business Days prior to the contemplated filing date for such registration statement or prospectus supplement (provided that, in the case of a block trade pursuant to an existing shelf registration statement, only two (2) Business Days’ notice shall be required). Upon the written request of Subscriber (a “Piggyback Request”), given within five (5) Business Days (or on the next Business Day in the case of a block trade) following the time that Subscriber was given any such written notice (which request shall specify the number of Registrable Securities requested to be registered on behalf of Subscriber and its Affiliates) (the “Piggyback Securities”), the Company shall include in such registration statement (a “Piggyback Registration”) the number of Registrable Securities set forth in such Piggyback Request.

Section 4.05 Cutbacks. In the event that (A) the Company proposes or is required (other than pursuant to a Takedown Request or Demand Request) to register Ordinary Shares in connection with an Underwritten Offering, (B) Subscriber or its Affiliates have made a Piggyback Request with respect to such offering, and (C) the managing underwriter thereof shall have reasonably advised the Company, Subscriber, Subscriber’s Affiliates or any other holder of Ordinary Shares intending to offer Ordinary Shares in the offering (each, an “Other Holder”) in writing that, in its opinion, the inclusion in the registration statement of some or all of the Ordinary Shares sought to be registered by the Company, Subscriber, Subscriber’s Affiliates or the Other Holder(s) would adversely affect the price or success of the offering, the Company shall include in such registration statement such number of Ordinary Shares as the Company is advised can be sold in such offering without such an effect (the “Maximum Number”) as follows and in the following order of priority:

(a) if such registration is by the Company for its own account, (i) first, such number of Ordinary Shares as the Company proposes to register for its own account up to the Maximum Number, (ii) second, to the extent the number of Ordinary Shares to be included in the registration pursuant to clause (i) is less than the Maximum Number, such number of Registrable Securities as Subscriber and its Affiliates propose to be included pursuant to a Piggyback Request up to the Maximum Number, and (iii) third, to the extent the number of Ordinary Shares to be included in the registration pursuant to clauses (i) and (ii) is less than the Maximum Number, such number of Ordinary Shares as all Other Holders request to be included for their own account, on a pro rata basis up to the Maximum Number; or

(b) if such registration is pursuant to the demand registration rights of one or more Other Holders, (i) first, such number of Ordinary Shares as such Other Holder(s) propose to be included on a pro rata basis up to the Maximum Number, and (ii) second, to the extent the number of Ordinary Shares to be included in the registration pursuant to clause (i) is less than the Maximum Number, such number of Piggyback Securities as Subscriber and its Affiliates propose to be included pursuant to a Piggyback Request on a pro rata basis up to the Maximum Number, and (iii) third, to the extent the number of Ordinary Shares to be included in the registration pursuant to clauses (i) and (ii) is less than the Maximum Number, such number of Ordinary Shares as the Company requests to be included, up to the Maximum Number. In any registration or offering pursuant to a Takedown Request or Demand Request, Subscriber and its Affiliates will be cut back last after the Company and any Other Holders.

Section 4.06 Termination of Registration Obligations. The obligation of the Company to register Registrable Securities pursuant to this Article IV and maintain the effectiveness of any shelf registration statement filed pursuant to Section 4.01 and Section 4.02 shall terminate on the first day on which there are no longer any Registrable Securities outstanding.

Section 4.07 Registration Procedures. (a) If and whenever the Company is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 4.01, Section 4.02 and Section 4.03, the Company shall as promptly as reasonably practicable (in each case, to the extent applicable):

(i) prepare and file with the Commission a registration statement to effect such registration, cause such registration statement to become effective at the earliest possible date permitted under the rules and regulations of the Commission, and thereafter use reasonable best efforts to cause such registration statement to remain effective pursuant to the terms of this Agreement; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the counsel selected by Subscriber and its Affiliates (the “Selling Holders”) copies of all such documents proposed to be filed, which documents will be subject to the review of and comment by such counsel (it being understood that counsel to the Selling Holders will conduct its review and provide any comments promptly);

(ii) prepare and file with the Commission such amendments (including post-effective amendments) and supplements to such registration statement and the prospectus used in connection therewith and any Exchange Act reports incorporated by reference therein as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder(s) set forth in such registration statement;

(iii) furnish to each Selling Holder and each underwriter, if any, of the securities being sold by such Selling Holder such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and any Issuer Free Writing Prospectus and such other documents as such Selling Holder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Holder;

(iv) use reasonable best efforts to register or qualify such Registrable Securities covered by such registration statement under such other securities Laws or blue sky laws of such jurisdictions as any Selling Holder and any underwriter of the securities being sold by such Selling Holder shall reasonably request, and take any other action which may be reasonably necessary or advisable to enable such Selling Holder and underwriter to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iv) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to file a general consent to service of process in any such jurisdiction;

(v) use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on Nasdaq or the NYSE, as applicable;

(vi) use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Selling Holder(s) thereof to consummate the disposition of such Registrable Securities;

(vii) in connection with an Underwritten Offering, obtain for each Selling Holder and underwriter:

(A) an opinion of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Selling Holder and underwriters, and

(B) a “comfort” letter (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in AS 6101 of the Public Company Accounting Oversight Board auditing standards, an “agreed-upon procedures” letter) signed by the independent registered public accountants who have certified the Company’s financial statements included in such registration statement (and, if necessary, any other independent registered public accountant of any Subsidiary of the Company or any business acquired by the Company from which financial statements and financial data are, or are required to be, included in the registration statement);

(viii) promptly make available for inspection by any Selling Holder, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or Representative retained by any such Selling Holder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary to enable such Selling Holder or underwriter to exercise their due diligence responsibility, and cause the Company’s officers, Directors and employees to supply all information requested by any such Inspector in connection with such registration statement promptly; provided, however, that, unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this clause (viii) if (A) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (B) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing unless prior to furnishing any such information with respect to clauses (A) or (B) such holder of Registrable Securities requesting such information agrees, and causes each of its Inspectors, to enter into a confidentiality agreement on terms reasonably acceptable to the Company; and provided, further, that each holder of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential;

(ix) promptly notify in writing each Selling Holder and the underwriters, if any, of the following events:

(A) the filing of the registration statement, the prospectus or any prospectus supplement related thereto, any Issuer Free Writing Prospectus or post-effective amendment to the registration statement, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

(B) any request by the Commission for amendments or supplements to the registration statement or the prospectus or for additional information;

(C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose;

(D) when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the registration statement; and

(E) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose;

(x) notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of any Selling Holder, promptly prepare and furnish to such Selling Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(xi) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement;

(xii) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make available to Selling Holders, as promptly as reasonably practicable, an earnings statement covering the period of at least twelve (12) months, but not more than eighteen (18) months, beginning with the first day of the Company’s first full quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(xiii) use its reasonable best efforts to provide for a third party “market maker” for the Ordinary Shares; provided, however, that the Company shall not be required to serve as such “market maker”;

(xiv) cooperate with any Selling Holder and any underwriter and the managing underwriter to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable Law), if necessary or appropriate, representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or such Selling Holder may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates as necessary or appropriate;

(xv) have appropriate officers of the Company prepare and make presentations at any “road shows” and before analysts and rating agencies, as the case may be and otherwise use its reasonable best efforts to cooperate as reasonably requested by the Selling Holders and the underwriters in the offering, marketing or selling of the Registrable Securities;

(xvi) cause appropriate officers of the Company, and cause Representatives of the Company’s independent registered public accountants, to participate in any due diligence discussions reasonably requested by any Selling Holder or any underwriter;

(xvii) if requested by any underwriter, agree, and cause the Company and any Directors or officers of the Company to agree, to be bound by customary “lock-up” agreements restricting the ability to dispose of Company securities;

(xviii) if requested by any Selling Holders or any underwriter, promptly incorporate in the registration statement or any prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such Selling Holders may reasonably request to have included therein, including information relating to the “Plan of Distribution” of the Registrable Securities;

(xix) cooperate and assist in any filings required to be made with FINRA and in the performance of any due diligence investigation by any underwriter that is required to be undertaken in accordance with the rules and regulations of FINRA;

(xx) otherwise use reasonable best efforts to cooperate as reasonably requested by the Selling Holders and the underwriters in the offering, marketing or selling of the Registrable Securities;

(xxi) otherwise use reasonable best efforts to comply with all applicable rules and regulations of the Commission and all reporting requirements under the rules and regulations of the Exchange Act; and

(xxii) use reasonable best efforts to take any action requested by the Selling Holders, including any action described in clauses (i) through (xxi) above to prepare for and facilitate any block trade or other proposed sale of Registrable Securities over a limited timeframe.

The Company may require each Selling Holder and each underwriter, if any, to furnish the Company in writing such information regarding each Selling Holder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request to complete or amend the information required by such registration statement.

(b) Without limiting any of the foregoing, in the event that the offering of Registrable Securities is to be made by or through an underwriter, the Company shall enter into an Underwriting Agreement with a managing underwriter or underwriters containing representations, warranties, indemnities and agreements customarily included (but not inconsistent with the covenants and agreements of the Company contained herein) by an issuer of ordinary shares in underwriting agreements with respect to offerings of ordinary shares for the account of, or on behalf of, such issuers. In connection with any offering of Registrable Securities registered pursuant to this Agreement, the Company shall furnish to the underwriter, if any (or, if no underwriter, the Selling Holder), unlegended certificates representing ownership of the Registrable Securities being sold (unless, in the Company’s sole discretion, such Registrable Securities are to be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form), in such denominations as requested and instruct any transfer agent and registrar of the Registrable Securities to release any stop transfer order with respect thereto.

(c) Each Selling Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4.07(a)(ix), such Selling Holder shall forthwith discontinue such Selling Holder’s disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.07(a)(x) and, if so directed by the Company, deliver to the Company, at the Company’s expense, all copies, other than permanent file copies, then in such Selling Holder’s possession of the prospectus current at the time of receipt of such notice relating to such Registrable Securities.

Section 4.08 Registration Expenses.

(a) All expenses incident to the Company’s performance of, or compliance with, its obligations under this Agreement, including (i)(A) all registration and filing fees, (B) all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121 or the equivalent rule incorporated into the FINRA rulebook), (C) all fees and expenses of compliance with securities and “blue sky” laws, (D) all printing (including expenses of printing certificates, if any, for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses and Issuer Free Writing Prospectuses is requested by a holder of Registrable Securities or underwriter) and copying expenses, (E) all messenger and delivery expenses, (F) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters, “agreed-upon procedures” letter and opinions), (G) reasonable fees and expenses of counsel to Subscriber and the other Selling Holders (who shall be selected by Subscriber), (H) except as provided in clause (b) below, the fees and expenses of every nationally recognized investment bank engaged in connection with a Takedown Request, Demand Registration Statement or a Piggyback Registration, (collectively, the “Registration Expenses”) and (ii) any expenses described in clauses (i)(A) through (H) above incurred in connection with the marketing and sale of Registrable Securities (“Offering Expenses”) shall be borne by the Company, regardless of whether a registration is effected, marketing is commenced or sale is made. The Company shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties, the expense of any annual audit and the expense of any liability insurance) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded.

(b) Each Selling Holder shall pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Holder’s Registrable Securities pursuant to any registration.

Article V
PRE-EMPTIVE RIGHTS

Section 5.01 Pre-Emptive Rights.

(a) To the extent permitted under the Nasdaq rules, Subscriber or any one or more of its Affiliates designated by Subscriber shall have the option and right (but not the obligation) to participate in any Equity Issuance by purchasing up to Subscriber’s and such Affiliates’ Pro Rata Portion of such Equity Issuance at the Equity Issuance Price and otherwise upon the same terms and conditions as offered to other investors in the Equity Issuance. The Company shall take any and all actions, or cause such actions to be taken, as are necessary or appropriate to allow Subscriber or its Affiliates, as applicable, to participate fully in every Equity Issuance in accordance with the provisions of this Agreement, subject to compliance with applicable Law and the listing standards of the Nasdaq or such other stock exchange upon which the Ordinary Shares are listed.

(b) In the event the Company proposes to undertake an Equity Issuance, the Company shall, at least fifteen (15) Business Days (or in the case of an Equity Issuance pursuant to an Underwritten Offering, two (2) Business Days) prior to the proposed Equity Issuance, give Subscriber written notice of its intention, describing the type of Equity Interests, the price at which such securities are proposed to be issued (or, in the case of an underwritten or a privately placed offering in which the price is not known at the time the notice is given, the method of determining the price and an estimate thereof), and all material terms and conditions upon which the Company proposes to effect the Equity Issuance. Subscriber and its Affiliates shall have fifteen (15) Business Days (or in the case of an Equity Issuance pursuant to an Underwritten Offering, two (2) Business Days) from the date Subscriber receives notice of the proposed Equity Issuance to elect to purchase their Pro Rata Portion of such Equity Issuance for the consideration and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Interests to be so purchased.

(c) In the event that neither Subscriber nor any of its Affiliates exercise the right set forth in Section 5.01(b) above within the applicable period set forth therein, the Company shall have ninety (90) days thereafter to sell to other investors the Equity Interests in respect of which such pre-emptive rights were not exercised, at the same price and on substantially the same terms and conditions as those set forth in the Company’s notice to Subscriber. In the event that the Company has not sold the Equity Interests within such ninety (90) day period, the Company shall not thereafter issue or sell any Equity Interests without first again offering the applicable Pro Rata Portion of such securities to Subscriber and its Affiliates in the manner provided in this Section 5.01.

Article VI
Waiver of Corporate opportunities

Section 6.01 Waiver of Corporate Opportunities. The Company acknowledges that Subscriber and its Affiliates own or manage other businesses and Persons, including businesses that may compete with the Company or the other Shareholders. Without any accountability to the Company or any Shareholder by virtue of this Agreement:

(a) each of Subscriber and its Affiliates, and their respective officers, directors, shareholders, partners, stockholders, employees, agents and Representatives, and each Director designated by Subscriber or its Affiliates (collectively, the “Corporate Opportunities Group”), shall not in any way be prohibited or restricted from engaging or investing in, independently or with others, any business opportunity of any type or description, including those business opportunities that might be the same or similar to the business of the Company or its Subsidiaries;

(b) the Company and its Subsidiaries shall not have any right in or to such other business opportunities of Subscriber or any Person in the Corporate Opportunities Group or to the income or proceeds derived therefrom;

(c) neither Subscriber nor any Person in the Corporate Opportunities Group shall be obligated to present any business opportunity to the Company or its Subsidiaries or any other Person, even if the opportunity is of the character that, if presented to the Company or its Subsidiaries, could be taken by the Company or its Subsidiaries; and

(d) each of Subscriber and the Persons in the Corporate Opportunities Group shall have the right to hold any such business opportunity for its own account or to recommend such opportunity to Persons other than the Company, its Subsidiaries or any other Shareholder.

Article VII
INDEMNIFICATION

Section 7.01 General Indemnification. The Company shall, and it hereby agrees to, indemnify and hold harmless Subscriber and each of the officers, directors, employees, members, managers, partners and agents or Affiliates of Subscriber from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (collectively, the “Losses”), in each case, based on, arising out of, resulting from or in connection with any Proceeding, based on, arising out of, pertaining to or in connection with Subscriber’s status as an equityholder of the Company and (a) the ownership or the operation of the assets or properties, and the operation or conduct of the business of, including contracts entered into by, the Company or its Subsidiaries, whether before, on or after the date hereof or (b) any other activity that the Company or its Subsidiaries engages in; provided, that for the avoidance of doubt, the Company shall have no obligation to indemnify Subscriber or any and each of the officers, directors, employees, members, managers, partners and agents or Affiliates of Subscriber against any Losses arising in connection with the Transaction Agreement or as a result of any Losses resulting from, in and of itself, a decrease in the price of such Person’s securities of the Company.

Section 7.02 Indemnification and Contribution in respect of Registration Rights.

(a) The Company shall, and it hereby agrees to, indemnify and hold harmless Subscriber and each of the officers, directors, employees, members, managers, partners and agents or Affiliates of Subscriber and their controlling Persons, if any, in any offering or sale of the Registrable Securities, including pursuant to Section 4.01, Section 4.02 or Section 4.04, from and against any and all Losses, in each case, based on, arising out of, resulting from or in connection with any Proceeding, to which each such indemnified party may become subject, insofar as such Proceedings (including any amounts paid in settlement effected with the consent of the Company as provided herein), arise out of, relate to, are in connection with, or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any Issuer Free Writing Prospectus, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of, relate to, are in connection with, or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable to any such Person in any such case to the extent that any such Proceedings arise out of, relate to, are in connection with, or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or any Issuer Free Writing Prospectus, or preliminary or final prospectus, or amendment or supplement thereto, in reliance upon information furnished to the Company by Subscriber, any of its Affiliates, any underwriter or any Representative of Subscriber, expressly for use therein.

(b) Subscriber shall, and hereby agrees to, indemnify and hold harmless the Company, its Directors, officers, employees and controlling Persons, if any, in any offering or sale of Registrable Securities from and against any and all Losses, in each case, based on, arising out of, resulting from or in connection with any Proceedings to which each such indemnified party may become subject, insofar as such Proceedings (including any amounts paid in settlement as provided herein), arise out of, relate to, are in connection with, or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of, relate to, are in connection with, or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by Subscriber expressly for use therein.

(c) Subscriber and the Company agree that if, for any reason (other than as specified therein), the indemnification provisions contemplated by Section 7.01, Section 7.02(a) or Section 7.02(b), as applicable, are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Proceedings referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such indemnified party as a result of such Proceedings in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and the indemnified party, on the other hand, with respect to the applicable offering of securities. The relative fault of such Indemnifying Party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the first sentence of this Section 7.02(c) is not permitted by applicable Law, then each Indemnifying Party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative fault, but also the relative benefits of the Indemnifying Party and the indemnified party, as well as any other relevant equitable considerations. The Parties agree that it would not be just and equitable if contributions pursuant to this Section 7.02(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 7.02(c). The amount paid or payable by an indemnified party as a result of the Proceedings referred to above shall be deemed to include (subject to the limitations set forth in Section 7.03) any actual and documented out-of-pocket legal or other out-of-pocket fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. No Person shall be liable for any amount of contribution if such Person would not be required to indemnify for such amount hereunder.

Section 7.03 Indemnification Procedures.

(a) If an indemnified party shall desire to assert any claim for indemnification provided for under Section 7.02 in respect of, arising out of or involving a Proceeding against the indemnified party, such indemnified party shall notify the Company or Subscriber, as the case may be (the “Indemnifying Party”), in writing of such Proceeding, the amount or the estimated amount sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Proceeding), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Proceeding Notice”) promptly after receipt by such indemnified party of written notice of the Proceeding; provided, however, that failure to provide a Proceeding Notice shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced by such failure to provide such notice on a timely basis. The indemnified party shall deliver to the Indemnifying Party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Proceeding; provided, however, that failure to provide any such copies shall not affect the indemnification obligations provided hereunder except to the extent the Indemnifying Party shall have been materially prejudiced by such failure.

(b) If a Proceeding is made against an indemnified party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges without reservation its obligation to indemnify the indemnified party therefore, to assume the defense thereof with separate counsel selected by the Indemnifying Party and reasonably satisfactory to the indemnified party. Should the Indemnifying Party so elect to assume the defense of a Proceeding, the Indemnifying Party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof, unless the Proceeding involves potential conflicts of interest or there may be defenses available to the indemnified party which are different from or in addition to the defenses available to the Indemnifying Party. If the Indemnifying Party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party. The Indemnifying Party shall be liable for the actual and documented out-of-pocket fees and expenses of counsel reasonably incurred by the indemnified party for any period during which the Indemnifying Party has not assumed the defense thereof and as otherwise contemplated by the two immediately preceding sentences. If the Indemnifying Party chooses to defend any Proceeding, the other Party shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s written request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Proceeding, and use of reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Proceeding, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Proceeding without the Indemnifying Party’s prior written consent. The Indemnifying Party may pay, settle or compromise a Proceeding without the written consent of the indemnified party, so long as such settlement (i) includes an unconditional release of the indemnified party from all Liability in respect of such Proceeding, (ii) does not subject the indemnified party to any injunctive relief or other equitable remedy, and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party.

Article VIII
Miscellaneous

Section 8.01 Amendments and Waivers. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the Parties. Each Party may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance with any of the conditions for the benefit of such Party contained in this Agreement; provided that (i) any such extension or waiver by a Party will be valid only if set forth in a written document signed on behalf of the Party against whom such extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty or noncompliance with any condition, as the case may be, other than that which is specified in the written extension or waiver and (iii) no failure or delay by a Party in exercising any right or remedy under this Agreement and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.

Section 8.02 Further Actions; Conflicts. Each of the Parties agrees to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to give effect to the transactions contemplated by this Agreement. The Parties agree to take all reasonable actions within its control so as to cause the Governing Documents of the Company to be conformed to this Agreement to the extent permitted by Law; provided that in the event of a conflict between the Governing Documents of the Company and this Agreement, the Parties agree that this Agreement shall control.

Section 8.03 Assignment. This Agreement and the rights and obligations hereunder may not be assigned, delegated or otherwise transferred by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided that Subscriber may assign, without the prior consent of the other Parties, all or any of its rights and obligations hereunder to any Affiliate of Subscriber so long as Subscriber continues to remain liable for all of such obligations as if no such assignment had occurred. Notwithstanding the foregoing, Subscriber may assign its registration rights in Article IV in connection with any transfer of its Ordinary Shares. Any attempted assignment in violation of this Section 8.03 shall be null and void and of no effect.

Section 8.04 Term and Termination. The term of this Agreement shall commence and become effective immediately on the date of this Agreement. This Agreement shall terminate and be of no further force or effect upon (a) the first day on which Subscriber’s Voting Power is less than 5% or (b) the mutual written agreement of Subscriber and the Company; provided that the following shall survive the termination of this Agreement: (i) this Section 8.04, Section 4.08, Article VII, Section 8.08, Section 8.14, Section 8.15 and Section 8.16, and (ii) any registration rights vested as of the date of termination of this Agreement. The termination of this Agreement shall not relieve any Party from any liability for any breach by a Party of this Agreement occurring prior to such termination.

Section 8.05 Recapitalizations, Exchanges, Etc. Affecting the Ordinary Shares. The provisions of this Agreement shall apply, to the full extent set forth herein, with respect to any Voting Securities and to any and all equity or debt securities of the Company or any successor or permitted assign of the Company (whether by merger, consolidation, sale of assets, or otherwise) which may be issued in respect of, in exchange for, or in substitution of, such Voting Securities and shall be appropriately adjusted for any share dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

Section 8.06 Transaction Documents. The Company and Subscriber shall not amend or otherwise modify any provision in the Sub-licensing Agreement, the Shared Services Agreement, the Transition Services Agreement, the Trademark License Agreement or the Orion+ Carriage Agreement in any manner that would affect adversely the rights thereunder of the Company without the prior written consent of the Legacy Directors so long as such Legacy Directors are serving as Directors.

Section 8.07 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely and exclusively to the benefit of the Parties and their successors and permitted assigns, and nothing herein expressed or implied shall give, or be construed to give, to any Person, other than (a) the Parties and such successors and permitted assigns and (b) as expressly set forth in Section 3.02(c), any legal or equitable right, remedies or claims under or with respect to this Agreement or any provisions hereof.

Section 8.08 Expenses. Except as otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees, costs or expense.

Section 8.09 Rule 144. The Company covenants and agrees that it shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if it is not required to file such reports, it will, upon the request of any holder of Registrable Securities, make publicly available other information so long as necessary to permit sales in compliance with Rule 144 under the Securities Act), and it shall take such further reasonable action, to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule 144 may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of any holder of Registrable Securities, the Company shall deliver to such holder a written statement as to whether it has complied with such information and filing requirements.

Section 8.10 Notices. All notices, consents, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand, (b) when received by the addressee if sent by an internationally recognized courier (receipt requested) or (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.10):

If to the Company, to:

[Company]

[•]

[•]

Email: [•]

Attn: [•]

with a copy (which shall not constitute notice) to:

[•]

[•]

[•]

Email: [•]

Attn: [•]

If to Subscriber, to:

[Subscriber]

[•]

[•]

Email: [•]

Attn: [•]

with a copy (which shall not constitute notice) to:

[•]

[•]

[•]

Email: [•]

Attn: [•]

Section 8.11 Entire Agreement. This Agreement (including all Exhibits, Schedules and Annexes to this Agreement and any joinders entered into in connection herewith), the Transaction Agreement and the other Transaction Documents, contain the entire agreement and understanding between or among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings (whether oral or written) between or among the Parties and their respective Affiliates with respect to the subject matter hereof and thereof.

Section 8.12 Severability. If any term or other provision of this Agreement (or any portion thereof) or the application of any such term or provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a Governmental Authority of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof (or the remaining portion thereof) or the application of such term provision to any other Persons or circumstances which shall remain in full force and effect so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any Party or such Party waives its rights under this Section 8.12 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable term or provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable provision.

Section 8.13 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in each case, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 8.14 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Subscriber or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the internal Law of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 8.15 Disputes; Arbitration.

(a) The provisions of this Section 8.15 apply to any dispute, controversy, conflict or claim, including any claim in tort, in equity or pursuant to statute, arising out of, in relation to or in connection with this Agreement or any Transactions, including any questions regarding its existence, validity, interpretation, scope, performance, enforceability or termination (“Dispute”).

(b) A Party claiming that a Dispute has arisen shall give written notice to the other Party setting out such Party’s factual and legal basis for the Dispute (a “Dispute Notice”). Within fourteen (14) days after receipt of the Dispute Notice, the receiving Party shall provide a written response setting out its position regarding the Dispute, including the factual and legal basis therefor. Upon receipt of the Dispute Notice, the Parties shall use reasonable best efforts to settle the Dispute, including by having their respective designated senior representatives negotiate in good faith. If the Dispute is not resolved within forty-five (45) days of receipt of the Dispute Notice or such further period as the relevant Parties shall agree in writing, the Dispute shall be resolved through arbitration as provided below.

(c) Any Dispute not resolved pursuant to Section 8.15(b) above shall be referred to and finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”), as modified herein or as may be otherwise agreed by the relevant Parties in writing. Either Party to the Dispute may initiate the arbitration process.

(d) The number of arbitrators shall be three (3). Claimant shall nominate one (1) arbitrator in its request for arbitration, and respondent shall nominate one (1) arbitrator within thirty (30) days of the receipt of the request for arbitration. The third arbitrator, who shall be the chair of the tribunal, shall be nominated by the two (2) party-nominated arbitrators within thirty (30) days after the nomination of the later-nominated arbitrator. The Parties agree that the chairperson of the tribunal shall be qualified to practice law in a common law jurisdiction and may be a U.S. national.

(e) The place and the seat of the arbitration shall be New York, NY, and the language of the arbitration shall be English. All documents submitted in connection with the arbitration shall be in English, or, if in another language, accompanied by an English translation.

(f) Notwithstanding anything to the contrary in this Section 8.15, and without limiting the scope of any provision in the ICC Rules, each Party (i) shall have the right to seek pre-arbitral preliminary, interim, conservatory or interlocutory relief or injunctions directly before any court of competent jurisdiction, and (ii) submits to the non-exclusive jurisdiction of the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, NY for the purposes set forth in Section 8.15(f)(i). For purposes of this Section 8.15(f), each Party hereby consents to service of process in any such Proceeding in any manner permitted by the Laws of New York and further consents to service of process in the manner and at the address provided for notices in Section 8.10.

(g) All aspects of any arbitration hereunder, including the existence and nature of the Dispute, the pleadings and the venue and timing of resolution, shall be confidential and not disclosed by a Party to any third-party, except as required by applicable Law, to fulfill a legal duty, including under lending agreements, or to protect or pursue a legal right, or enforce or challenge an award. Each Party shall ensure that fact and expert witnesses, Party employees, lawyers and consultants involved in the arbitration (or retained to assist a Party), or any other individual who participates in some form in the arbitration, agree to be bound by these confidentiality obligations.

(h) Notwithstanding anything to the contrary contained in Section 8.08, any costs, fees or Taxes incident to enforcing the award shall, to the maximum extent permitted by Law, be charged against the Party resisting such enforcement.

(i) Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant Party or its assets or properties.

Section 8.16 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS AGREEMENT. EACH PARTY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16.

Section 8.17 Counterpart Execution and Facsimile Delivery. This Agreement may be executed and delivered (including by portable document format (PDF) transmission) in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly as of the date first above written.

ORIONPLUS2

By:
Name:
Title:

ANGHAMI INC.

By:
Name:
Title:

[Signature Page to Shareholders Agreement]

Exhibit E

Form of Sub-Licensing Agreement

[Omitted]

Exhibit F

Form of Transition Services Agreement

[Omitted]

Exhibit G

Form of Trademark License Agreement

[Omitted]

Exhibit H

Form of Warrant Agreement and Warrant Purchase Agreement

[Omitted]